UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 1)*

MDI Technologies, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

55271D

(CUSIP Number)

Marc P. Brunet

Logibec Groupe Informatique Ltd.

700 Wellington Street, Suite 1500

Montreal Quebec CANADA H3C 3S4

(514) 766-0134

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 28, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 55271D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Logibec Groupe Informatique Ltd. 00-0000000
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐ n/a
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC and BK
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Quebec, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 1,137,200 8. Shared Voting Power 0 9. Sole Dispositive Power 1,137,200 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,137,200
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 9.8%
14.	Type of Reporting Person (See Instructions) CO

Item 1. Security and Issuer

This Amendment No. 1 to Schedule 13D, the original of which was filed by Logibec Groupe Informatique Ltd. (“Logibec” or the “Reporting Person”) with the Securities and Exchange Commission (the “SEC”) on April 15, 2005, relates to the following security and issuer:

Common Stock, $.001 Par Value (the “Shares”)

MDI Technologies, Inc.

Suite 100 — 940 West Port Plaza

St. Louis, MO 63146

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to add:

Logibec estimates that, if the Offeror described in Item 4 acquires all of the issued Shares, the maximum amount of cash required for the purchase thereof and to pay related fees and expenses is expected to be approximately US$27 million (Cdn.$33.7 million based on an exchange rate of 1.2508, being the Bank of Canada noon exchange rate as of April 28, 2005).

The Offer will be funded with a combination of cash on hand and funds available under credit facilities from the National Bank of Canada (“National Bank”) in the aggregate amount of Cdn.$30 million pursuant to a commitment received by Logibec on April 28, 2005. Interest on advances under the credit facilities will be at market rates offered to creditworthy customers of National Bank. The credit facilities are conditional upon execution of loan and security documents, rendering of legal opinions, payment of all fees and expenses and compliance with all covenants under the loan documentation. The credit facilities contain covenants, events of default and other terms customary for lending facilities of this nature, including, among other things, restrictions on the incurrence of liens and indebtedness, the making of investments and the payment of dividends. Logibec expects to repay advances under the credit facilities with funds from operations in future years.

Item 4. Purpose of Transaction

Item 4 is hereby amended in its entirety to read as follows:

On February 21, 2005, during a meeting between Claude Roy (President and Chief Executive Officer of Logibec), Marc P. Brunet (Chief Financial Officer of Logibec), and certain officers of Acumen Capital Finance Partners Limited (“Acumen”), Acumen mentioned the Issuer as an interesting company operating in a similar business sector to Logibec’s and carrying on its activities profitably in the U.S. Following the meeting and after internal discussion among Logibec’s management, Logibec decided to seek to meet with the Issuer’s management and to purchase Shares in the open market.

On March 8, 2005, Logibec effected its first purchase of Shares through the facilities of the TSX Venture Exchange or TSX-V, and asked Acumen to arrange a telephone meeting between Todd Spence (President, Chief Executive Officer and Chairman of the Issuer) and Marc Brunet. Since then, management of Logibec has made a number of other attempts to meet with management of the Issuer, however, to date, no such meeting has taken place. During this time, Logibec continued to purchase Shares. By April 5, 2005 Logibec had acquired 5% of the outstanding Shares and by April 13 Logibec had acquired 9.9% of the outstanding Shares, prompting it to file its Schedule 13D as described in Item 1 above.

On April 18 and 19, 2005, Logibec conducted internal discussions regarding the attractiveness of the Issuer as an acquisition candidate. On April 27, 2005, following discussions with its legal advisors, the board of directors of Logibec conditionally approved the commencement of a takeover bid for the outstanding Shares, subject to management finalizing arrangements regarding financing of the Offer. On April 28, 2005, Logibec obtained the financing necessary to proceed with the Offer and the board of directors confirmed its approval for the Offer to proceed. The Offer is being made by LGI Acquisition, Inc., as Offeror. The Offeror is a wholly-owned subsidiary of Logibec.

The purpose of the Offer is to enable Logibec to acquire, directly or indirectly, all of the outstanding Shares not owned by Logibec or its affiliates and to effect a combination of the businesses of Logibec and the Issuer. If Logibec takes up and pays for Shares deposited pursuant to the Offer, and the Shares acquired by Logibec pursuant to the Offer together with the Shares currently held by Logibec and its affiliates represent at least a majority of the outstanding shares (on a fully-diluted basis), Logibec intends to effect a merger or other transaction (the “Subsequent Transaction”) whereby Logibec would acquire all of the Shares not deposited pursuant to the Offer. A Subsequent Transaction would ultimately result in the combination of the businesses of Logibec and the Issuer.

Logibec believes that the combination of the businesses of Logibec and the Issuer will result in a stronger and larger company possessing an expanded and diversified asset base necessary to compete effectively in the healthcare sector and to participate in business activities currently beyond the scope of the individual entities.

Logibec believes that the Issuer represents an attractive opportunity for it, both from a business and financial perspective. The Issuer’s business is highly similar to Logibec’s in that it offers the same types of software applications to the healthcare sector, however, its products address the needs of healthcare institutions that are smaller and are therefore complementary to Logibec’s customer base. The Issuer’s installed customer base is highly diversified across the U.S. and is expected to result in 30% of Logibec’s revenues being derived from the U.S. if the two businesses were combined. The Issuer operates using a business model similar to Logibec’s business model based predominantly on recurring revenues.

Additionally, Logibec views the acquisition of the Issuer as a vehicle for conducting subsequent acquisitions in the U.S. and believes that the Issuer’s products can be used to address the needs of Canadian healthcare institutions that are too small for Logibec’s current product offering.

Upon completion of the Offer, the combined entity is expected to have an aggregate market capitalization of approximately US$80 million, approximately US$57 million of assets and approximately US$25 million of long term debt.

Following the completion of the Offer (and, if applicable, a Subsequent Transaction), Logibec will evaluate all of the Issuer’s assets with the view of determining their long-term strategic value. To the extent that such are determined not to have long-term strategic value, Logibec will evaluate the merits of disposing of such assets.

Logibec believes that there will be significant opportunities for corporate synergies and economies as the two businesses are brought together and a significant opportunity for growth into the United States leveraging the Issuer’s established U.S. operations.

Item 7. Material to Be Filed as Exhibits

1.	Form of press release

2.	Notice of Offer to Purchase for Cash

3.	Offer to purchase Shares, including the take-over bid circular accompanying and forming part of the Offer

4.	Letter of Acceptance and Transmittal

5.	Notice of Guaranteed Delivery

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 29, 2005

/s/ Marc P. Brunet
Chief Financial Officer
Logibec Groupe Informatique Ltd.

PRESS RELEASE

For Immediate Distribution

LOGIBEC ANNOUNCES ALL-CASH OFFER FOR ALL OUTSTANDING

COMMON SHARES OF MDI TECHNOLOGIES, INC.

Montreal, April 28, 2005. Logibec Groupe Informatique Ltd. (TSX: LGI) announced today its intention, through its wholly-owned subsidiary, LGI Acquisition, Inc., to make an offer to purchase all the outstanding common shares (the “Shares”) of MDI Technologies, Inc. (“MDI”) at a price of US$2.40 per Share in cash. The offer will be open for acceptance until 4:00 p.m. (Eastern Time) on June 3, 2005 (the “Expiry Time”), unless the offer is withdrawn or extended by the offeror.

This cash offer represents a premium of approximately 42% over the volume weighted average price of the Shares on the TSX Venture Exchange for the 60 trading days immediately preceding the public announcement of the intended bid and a premium of approximately 37% over the closing price of the Shares on the day preceding the announcement.

The offer is subject to certain conditions, including there being validly deposited under the offer and not withdrawn, at the Expiry Time, that number of Shares which, together with Shares owned by the offeror and its affiliates, constitutes at least 50.1% of the outstanding Shares (on a fully diluted basis) at the Expiry Time. Full details of the offer will be included in the formal take-over bid circular and related documents, which are expected to be filed with securities regulators on April 29, 2005 and which will be mailed to MDI shareholders as soon as MDI provides Logibec with a list of its shareholders.

Logibec’s obligation to purchase MDI Shares under the bid is not conditional upon any financing arrangement. Logibec will fund the offer from its available cash on hand and drawdowns on its credit facilities. In this regard, effective April 28, 2005 Logibec entered into a letter of offer with National Bank of Canada to provide a credit facility of Cdn$30 million to be available for the offer.

Logibec has engaged Acumen Capital Finance Partners Limited to act as dealer manager in Canada in connection with the offer.

ABOUT LOGIBEC

LOGIBEC is among the ten largest Canadian companies specializing in the development, marketing, implementation and support of information systems for the health and social services sector. Over 400 health organizations use its products and services delivered by an experienced team of employees that numbered over 200 as of March 31, 2005. The Company has its head office in Montreal as well as offices in Quebec City and Edmonton.

Source:

LOGIBEC GROUPE INFORMATIQUE LTD.

Claude Roy

President

Tel: (514) 766-0134

E-mail: claude_roy@logibec.com

The TSX Venture accepts no responsibility for the truth or accuracy of this press release.

This news release contains forward-looking statements reflecting Logibec Groupe Informatique Ltd. objectives, estimates and expectations. Such statements may be marked by the use of verbs such as “believe”, “anticipate”, “estimate” and “expect” as well as the use of the future or conditional tense. By their very nature, such statements involve risks and uncertainty. Actual results may differ significantly from the Company’s forecasts or expectations.

Logibec Groupe Informatique Ltd.

700 Wellington Street, Suite 1500, Montreal, Quebec H3C 3S4

Telephone (514) 766-0134 Fax (514) 766-9237 www.logibec.com

This announcement is neither an offer to purchase nor a solicitation of an offer to sell MDI Shares (as defined below). The Offer is made solely by the Offer and Circular dated April 29, 2005 and related Letter of Transmittal and Notice of Guaranteed Delivery (the “Offer Documents”) filed with the securities authorities in each province of Canada and which are available through the internet at www.sedar.com. The information contained in this advertisement is a summary only of the more detailed information appearing in the Offer Documents. Shareholders are urged to read the Offer Documents in their entirety.

NOTICE OF OFFER TO PURCHASE FOR CASH

All of the Outstanding Common Shares

of

MDI TECHNOLOGIES, INC.

on the basis of

US$• per Common Share

by

LGI ACQUISITION, INC.

a wholly-owned subsidiary of Logibec Groupe Informatique Ltd.

LGI Acquisition, Inc. (the “Offeror”) has commenced an offer (the “Offer”) to purchase all of the outstanding common shares (“MDI Shares”) of MDI Technologies, Inc. (“MDI”) at a price of US$2.40 per MDI Share, subject to certain conditions, as set forth in the offering circular dated April 29, 2005 (the “Circular”). The Offer is open for acceptance until 4:00 p.m. (Eastern time) on June 3, 2005 (the “Expiry Time”), unless the Offer is withdrawn or extended by the Offeror.

The Offer is subject to certain conditions, including there being validly deposited under the Offer and not withdrawn, at the Expiry Time, that number of Shares which, together with Shares owned by the Offeror and its affiliates, constitutes at least 50.1% of the outstanding Shares (on a fully diluted basis) at the Expiry Time. Each of the conditions of the Offer is set forth in Section 4 of the Circular, “Conditions of the Offer”.

A request has been made to MDI for the use of MDI’s shareholder list for the purpose of disseminating the Circular to holders of MDI Shares. Upon compliance by MDI with this request, the Circular and other relevant materials will be mailed to holders of record of MDI Shares and furnished to brokers, dealers, banks, trust companies and similar intermediaries for transmittal to beneficial owners of MDI Shares.

Questions and requests for assistance or copies of the Circular and other offer documents (which may be obtained without charge) may be directed to the Depositary at its telephone number and address set forth below.

The Depositary for the Offer is:

CIBC Mellon Trust Company

199 Bay Street

Commerce Court West

Securities Level

Toronto, Ontario

M5C 2K4

Telephone: (416) 643-5500

Toll Free: 1-800-387-0825

E-Mail: inquiries@cibcmellon.com

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment dealer, stockbroker, bank manager, lawyer or other professional advisor. No securities commission or similar authority in Canada or the United States has in any way expressed an opinion or passed upon the fairness or the merits of the offer contained herein and any representation to the contrary is an offence.

LOGIBEC GROUPE INFORMATIQUE LTD.

offer by

LGI ACQUISITION, INC.

to purchase for cash

all of the outstanding common shares of

MDI TECHNOLOGIES, INC.

for US$2.40 per common share

LGI Acquisition, Inc. (the “Offeror”), a wholly-owned subsidiary of Logibec Groupe Informatique Ltd. (“Logibec”), offers to purchase (the “Offer”) all of the outstanding common shares (the “Shares”) of MDI Technologies, Inc. (“MDI”), including Shares which may become outstanding prior to the Expiry Time (as defined herein) upon the exercise of existing Options (as defined herein), warrants or other rights to acquire Shares, but excluding Shares owned by the Offeror and its affiliates. The Offer will be open for acceptance until 4:00 p.m. (Eastern Time) on June 3, 2005 (the “Expiry Time”), unless extended or withdrawn. The Offer is subject to certain conditions, including there being validly deposited under the Offer and not withdrawn, at the Expiry Time, that number of Shares which, together with Shares owned by the Offeror and its affiliates, constitutes at least 50.1% of the outstanding Shares (on a fully diluted basis) at the Expiry Time. Each of the conditions of the Offer is set forth in Section 4 of the Offer, “Conditions of the Offer”.

As at the date hereof, the Offeror and its affiliates beneficially own, directly or indirectly, 1,137,200 Shares (or approximately 9.9% of the Shares outstanding as at April 12, 2005). The Shares are listed on the TSX Venture Exchange (the “TSX-V”) under the symbol “MDD.U”. While there is no public market for the Shares in the United States, they are quoted on the OTC Bulletin Board under the symbol “MDTI”. The US$2.40 offer price represents a premium of approximately 42.2% over the volume weighted average price of the Shares on the TSX-V for the 60 trading days immediately preceding the public announcement of the Offeror’s intention to make the Offer and a premium of approximately 37.1% over the closing price of the Shares on the TSX-V on April 27, 2005, the last trading day prior to the public announcement of such intention.

Shareholders who wish to accept the Offer must properly complete and execute the accompanying letter of transmittal (the “Letter of Transmittal”) (printed on yellow paper) or a manually signed facsimile thereof and deposit it, together with certificates representing their Shares, in accordance with the instructions in the Letter of Transmittal. Alternatively, Shareholders may follow the procedure for guaranteed delivery set forth under Section 3 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”, using the accompanying notice of guaranteed delivery (the “Notice of Guaranteed Delivery”) (printed on blue paper).

Questions and requests for assistance may be directed to (in Canada) the Dealer Manager (as defined herein) or CIBC Mellon Trust Company (the “Depositary”) and additional copies of this document, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request made to the Depositary at its offices shown on the last page of this document. Persons whose Shares are registered in the name of an investment dealer, stockbroker, bank, trust company or other nominee should contact such nominee if they wish to accept the Offer.

Shareholders should be aware that, during the currency of the Offer, the Offeror or its affiliates may bid for and make purchases of Shares as permitted by applicable law.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, the Offeror or its agents may, in the Offeror’s sole discretion, take such action as they may deem necessary to extend the Offer to Shareholders in such jurisdiction.

This document and related materials are being sent to both registered and non-registered owners of Shares. If you are a non-registered owner, and the Offeror or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

Except as otherwise indicated, the information concerning MDI contained in the Offer and Circular has been taken from, or is based upon, publicly available information and records on file with Canadian and/or United States securities regulatory authorities and other public sources. Logibec and the Offeror have no means of verifying the accuracy of or completeness of any of the information contained herein that is derived from those filings or whether there has been a failure by MDI to disclose events that may have occurred or may affect the significance or accuracy of any such information.

Dealer Manager for the Offer in Canada is:

Acumen Capital Finance Partners Limited

Suite 200, 513 – 8 Avenue SW

Calgary, Alberta

T2P 1G3

Tel: 403-571-0532

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

The Offer is made by a foreign issuer in accordance with the applicable disclosure requirements of Canada. Shareholders should be aware that such disclosure requirements are different from those of the United States.

Shareholders should also be aware that the disposition of Shares for cash may have tax consequences both in Canada and the United States. Such consequences under Canadian or United States tax law for investors who are resident in, or citizens of, the United States may not be fully described herein. See Section 16 of the Circular, “Canadian Federal Income Tax Considerations” and Section 17 of the Circular, “United States Federal Income Tax Considerations”.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that all of the Offeror’s officers and directors are residents of Canada and that all or a substantial portion of the assets of the Offeror and of said persons may be located outside the United States.

FORWARD LOOKING STATEMENTS

Certain statements contained in the accompanying Circular are “forward-looking statements” and are prospective. Such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements.

April 29, 2005

GLOSSARY

In the Offer and the Circular, unless the subject matter or context is inconsistent therewith, the following terms shall have the meanings set forth below:

“Acumen” means Acumen Capital Finance Partners Limited.

“affiliate” has the meaning ascribed thereto in the OSA.

“allowable capital loss” has the meaning ascribed thereto in Section 16 of the Circular.

“associate” has the meaning ascribed thereto in the OSA.

“business combination” has the meaning ascribed thereto in OSC Rule 61-501.

“business day” means a day other than a Saturday, Sunday or any other day on which the principal chartered banks located in Toronto are not open for business.

“CBCA” means the Canada Business Corporations Act.

“CDS” means The Canadian Depositary for Securities Limited.

“Circular” means the take-over bid circular accompanying and forming part of the Offer.

“Clinibase” has the meaning ascribed thereto in Section 3 of the Circular.

“CRA” means the Canada Revenue Agency.

“Code” has the meaning ascribed thereto in Section 17 of the Circular.

“DGCL” means the Delaware General Corporation Law.

“Dealer Manager” means the Dealer Manager as defined in Section 15 of the Circular, “Dealer Manager and Soliciting Dealer Manager Group”, in its capacity as Dealer Manager as described herein.

“Depositary” means CIBC Mellon Trust Company.

“Depositary Agreement” means the agreement dated as of April 29, 2005 between the Offeror and the Depositary.

“Effective Time” has the meaning ascribed thereto in Section 3 of the Offer.

“Eligible Institution” means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the Medallion Signature Program (MSP).

“Expiry Date” means June 3, 2005, or such later date or dates as may be fixed by the Offeror from time to time pursuant to Section 5 of the Offer, “Extension, Variation or Change in the Offer”.

“Expiry Time” means 4:00 p.m. (Eastern Time) on the Expiry Date, or such later time or times as may be fixed by the Offeror from time to time pursuant to Section 5 of the Offer, “Extension, Variation or Change in the Offer”.

“IRS” means the United States Internal Revenue Service.

“Letter of Transmittal” means the letter of acceptance of transmittal in the form accompanying the Offer and the Circular (printed on yellow paper).

“Logibec” means Logibec Groupe Informatique Ltd., a corporation existing under the CBCA.

“Management-Data” means Management-Data, Inc., a subsidiary of MDI.

“mark-to-market rules” has the meaning ascribed thereto in Section 16 of the Circular.

“MDI” means MDI Technologies, Inc., a corporation existing under the laws of Delaware.

“National Bank” means the National Bank of Canada.

“Non-Resident Shareholder” has the meaning ascribed thereto in Section 16 of the Circular.

“Notice of Guaranteed Delivery” means the notice of guaranteed delivery in the form accompanying the Offer and Circular (printed on blue paper).

“Offer” means the offer to purchase Shares made hereby to Shareholders.

“Offering” means the offer to purchase all of the outstanding Shares.

“Offeror” means LGI Acquisition, Inc., a corporation incorporated under the laws of Delaware.

“Offer Period” means the period commencing on the date hereof and ending at the Expiry Time.

“Options” means options to purchase Shares granted by MDI to directors, officers, employees and consultants pursuant to its stock option plan.

“OSA” means the Securities Act (Ontario), as amended.

“OSC” means the Ontario Securities Commission.

“OSC Rule 61-501” means OSC Rule 61-501 – Insider Bids, Issuer Bids, Business Combinations and Related Party Transactions.

“Other Securities” has the meaning ascribed thereto in Section 3 of the Offer.

“Panoramic” means Panoramic Care Systems, Inc. a predecessor to MDI.

“Policy 5.9” means Policy 5.9 of the TSX-V Corporate Finance Manual.

“Purchased Securities” has the meaning ascribed thereto in Section 3 of the Offer.

“Redeemable Shares” has the meaning ascribed thereto in Section 16 of the Circular.

“SEC” means the United States Securities and Exchange Commission.

“SEDAR” means System for Electronic Document Analysis and Retrieval.

“Share” means a common share of MDI.

“Shareholder” means a holder of Shares.

“Soliciting Dealer” has the meaning ascribed thereto in Section 15 of the Circular, “Dealer Manager and Soliciting Dealer Group”.

“Subsequent Acquisition Transaction” has the meaning ascribed thereto in Section 12 of the Circular, “Acquisition of Shares Not Deposited”.

“subsidiary” has the meaning ascribed thereto in the OSA.

“Tax Act” means the Income Tax Act (Canada), as amended.

“taxable capital gain” has the meaning ascribed thereto in Section 16 of the Circular.

“TIN” tax identification number.

“TSX” means the Toronto Stock Exchange.

“TSX-V” means the TSX Venture Exchange.

“United States Shareholder” has the meaning ascribed thereto in Section 17 of the Circular.

SUMMARY

The following is a summary only and is qualified by the detailed provisions contained in the Offer and the Circular. Shareholders are urged to read the Offer and the Circular in their entirety. Capitalized terms used in this summary are defined in the Glossary.

The Offer

The Offeror hereby offers to purchase, on the terms and subject to the conditions hereinafter specified, all of the issued and outstanding Shares, including Shares which may become outstanding on the exercise of existing Options, warrants or other rights to acquire Shares, but excluding Shares owned by the Offeror and its affiliates, for US$2.40 cash for each Share.

Logibec and the Offeror

Logibec was incorporated pursuant to the CBCA on September 16, 1982. Its registered office is 700 Wellington Street, Suite 1500, Montréal, Québec, H3C 3S4, and its website address is www.logibec.com. The common shares of Logibec are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the trading symbol “LGI”. Further information about Logibec may be obtained by viewing its public filings on www.sedar.com. Information from these websites is expressly not incorporated herein by reference.

Logibec specializes in the development, marketing, implementation and support of information systems for the health and social services sector. Logibec’s products and services are used by over 400 health organizations. The head office of Logibec is located in Montreal, Quebec and Logibec also has offices in Quebec City and Edmonton.

The Offeror is a wholly-owned subsidiary of Logibec incorporated under the laws of Delaware. The Offeror has not carried on business, except in connection with the Offer.

MDI

MDI was founded in 1982 as Management-Data, Inc. (“Management-Data”) to support the long-term health care industry in its computer software needs. On August 25, 2000, Panoramic Care Systems, Inc. (“Panoramic”) acquired all of the outstanding shares of Management-Data. On August 10, 2001, Panoramic changed its name to MDI Technologies, Inc. (herein defined as “MDI”). MDI initially focused on providing educational materials to critical care health providers, however, now provides a well-established accounting software package to the skilled care industry and a standard clinical package to nursing organizations. In Canada, the Shares are listed and posted for trading on the TSX Venture Exchange (the “TSX-V”) under the trading symbol “MDD.U”. While there is no public market for the Shares in the United States, they are quoted in the United States on the OTC Bulletin Board under the symbol “MDTI”.

Manner and Time of Acceptance

The Offer is open for acceptance for the period commencing on the date hereof and ending at 4:00 p.m. (Eastern Time) on June 3, 2005, (defined herein as the “Expiry Time”) or such later time or times and date or dates as may be fixed by the Offeror from time to time pursuant to Section 5 of the Offer, “Extension, Variation or Change in the Offer”, unless withdrawn by the Offeror.

A Shareholder wishing to accept the Offer must deposit his, her or its certificate(s) representing the Shares, together with a properly completed Letter of Transmittal or a manually signed facsimile thereof, at or prior to the Expiry Time at any one of the offices of the Depositary specified in the Letter of Transmittal. Detailed instructions are contained in the Letter of Transmittal which accompanies the Offer. If a Shareholder wishes to deposit Shares pursuant to the Offer and the certificate(s) representing the Shares are not immediately available, or if the certificates representing the Shares and all other required documents cannot be provided to the Depositary at or prior to the Expiry Time, such Shares nevertheless may be deposited validly under the Offer in compliance with the procedures for guaranteed delivery using the accompanying Notice of Guaranteed Delivery. See Section 3 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”.

Shareholders will not be required to pay any fee or commission if they accept the Offer by transmitting their Shares directly to the Depositary or by utilizing the services of a Soliciting Dealer.

Participants of CDS should contact such depositary with respect to the deposit of Shares under the Offer. Shareholders whose Shares are registered in the name of an investment dealer, stockbroker, bank, trust company or other nominee should contact such nominee if they wish to accept the Offer.

Conditions of the Offer

The Offeror reserves the right to withdraw or terminate the Offer and not take up and pay for any Shares deposited under the Offer unless the conditions described in Section 4 of the Offer, “Conditions of the Offer”, are satisfied or waived by the Offeror prior to the Expiry Time. The Offer is subject to certain conditions, including there being validly deposited under the Offer and not withdrawn, at the Expiry Time, that number of Shares which, together with Shares owned by the Offeror and its affiliates, constitutes at least 50.1% of the outstanding Shares (on a fully diluted basis) at the Expiry Time. Each of the conditions of the Offer is set forth in Section 4 of the Offer, “Conditions of the Offer”.

Payment

Upon the terms and subject to the conditions of the Offer, the Offeror will take up Shares validly deposited under the Offer and not withdrawn not later than 10 days after the Expiry Time. Any Shares taken up will be paid for as soon as possible, but in any event not later than the earlier of three business days after they are taken up and 10 days after the Expiry Time. Any Shares deposited under the Offer after the first date upon which Shares are first taken up under the Offer will be taken up and paid for within 10 days of such deposit. See Section 6 of the Offer, “Payment for Deposited Shares”.

Purpose of the Offer and Acquisition of Shares Not Deposited

The purpose of the Offer is to enable the Offeror to acquire all the Shares not currently owned by the Offeror or its affiliates and effect a combination of the businesses of Logibec and MDI. If the Offeror takes up and pays for Shares validly deposited under the Offer, and the Shares acquired by the Offeror pursuant to the Offer together with the Shares currently held by the Offeror and its affiliates represent at least a majority of the outstanding Shares (on a fully-diluted basis), the Offeror may seek to effect a merger or similar transaction that may constitute a “business combination” (a “Subsequent Acquisition Transaction”). If a Subsequent Acquisition Transaction is implemented, the Offeror would acquire all of the Shares not deposited pursuant to the Offer. See Section 12 of the Circular, “Acquisition of Shares Not Deposited”.

Withdrawal of Deposited Shares

All deposits of Shares pursuant to the Offer are irrevocable, except as provided in Section 8 of the Offer, “Withdrawal of Deposited Shares”.

Canadian Federal Income Tax Considerations

A Shareholder who is resident in Canada, who holds Shares as capital property and who disposes of such Shares to the Offeror under the Offer will generally realize a capital gain (or a capital loss) equal to the amount by which the amount of cash received, net of any reasonable costs of disposition, exceeds (or is less than) the adjusted cost base to the Shareholder of such Shares.

Generally, Shareholders who are non-residents of Canada for the purposes of the Tax Act will not be subject to Canadian tax in respect of any capital gain realized on the sale of Shares to the Offeror under the Offer unless such Shares constitute “taxable Canadian property” to such Shareholder within the meaning of the Tax Act and the gain is not otherwise exempt from tax pursuant to an exemption contained in an applicable income tax treaty.

Shareholders should consult their own tax advisors as to the particular tax consequences to them of the sale of the Shares pursuant to the Offer. Shareholders should also carefully read the detailed information contained in Section 16 of the Circular, “Canadian Federal Income Tax Considerations”.

United States Federal Income Tax Considerations

In general, a United States Shareholder (as herein defined) whose Shares are disposed of pursuant to the Offer will recognize a capital gain or loss for United States federal income tax purposes equal to the difference between (a) the cash received and (b) such holder’s tax basis in the Shares so disposed. Such gain, if any, generally will be United States source gain. In the case of a United States Shareholder who is an individual, any such capital gain generally will be subject to United States federal income tax at a preferential rate if the United States Shareholder’s holding period for the Shares sold or otherwise exchanged exceeds one year. See Section 17 of the Circular, “United States Federal Income Tax Considerations”.

Depositary

CIBC Mellon Trust Company is acting as Depositary under the Offer. The Depositary will receive deposits of certificates representing the Shares and accompanying Letters of Transmittal at the offices specified therein, or Notices of Guaranteed Delivery at the offices specified therein. See Section 14 of the Circular, “Depositary”.

Dealer Manager and Soliciting Dealer Group

Acumen Capital Finance Partners Limited has been retained as Dealer Manager for the Offer in Canada and to form a soliciting dealer group comprising members of the Investment Dealers Association of Canada and members of Canadian stock exchanges to solicit acceptances of the Offer in Canada. See Section 15 of the Circular, “Dealer Manager and Soliciting Dealer Group”.

OFFER TO PURCHASE

April 29, 2005

TO:    THE HOLDERS OF SHARES OF MDI:

1. The Offer

The Offeror hereby offers to purchase, upon and subject to the terms and conditions contained herein, any and all of the issued and outstanding Shares, including Shares which may become outstanding on the exercise of existing Options, warrants or other rights to acquire Shares, but excluding Shares owned by the Offeror and its affiliates, for US$2.40 cash per Share. The Offer is made only for Shares and is not made for any Options, warrants or any other rights to acquire Shares. Any holder of such Options, warrants or other rights to acquire Shares who wishes to accept the Offer must exercise the Options, warrants or other rights to obtain certificates representing Shares and deposit the Shares under the Offer. Any such exercise must be sufficiently in advance of the Expiry Time to assure the holders of Options, warrants and other rights to acquire Shares that they will have share certificate(s) representing the Shares available for deposit before the Expiry Time, or in sufficient time to comply with the procedures referred to in Section 3 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”.

The Letter of Transmittal, the Notice of Guaranteed Delivery and the Circular accompanying this Offer contain important information and should be read carefully before making a decision. The accompanying definitions are also incorporated by reference and form part of the Offer.

Shareholders will not be required to pay any fee or commission if they accept the Offer by transmitting their Shares directly to the Depositary or by utilizing the services of a Soliciting Dealer.

2. Time for Acceptance

The Offer is open for acceptance for the period commencing on the date hereof and ending at 4:00 p.m. (Eastern Time) on June 3, 2005, (defined herein as the “Expiry Time”) or such later time or times and date or dates as may be fixed by the Offeror from time to time pursuant to Section 5 of the Offer, “Extension, Variation or Change in the Offer”, unless withdrawn by the Offeror.

3. Manner of Acceptance

Letter of Transmittal

The Offer may be accepted by delivering to the Depositary at any of its offices listed in the Letter of Transmittal accompanying the Offer, so as to arrive there not later than the Expiry Time (a) certificate(s) representing the Shares in respect of which the Offer is being accepted; (b) a Letter of Transmittal in the form accompanying the Offer or a facsimile thereof duly completed and executed as required by the rules and instructions set out in the Letter of Transmittal; and (c) any other relevant documents required by the instructions set out in the Letter of Transmittal. Delivery of the Letter of Transmittal other than to the Depositary as set out in the Letter of Transmittal does not constitute a valid delivery. The Offer will be deemed to be accepted only if the Depositary has actually received the required documents not later than the Expiry Time.

Except as otherwise provided in the instructions set out in the Letter of Transmittal, the signature on the Letter of Transmittal must be guaranteed by an Eligible Institution. If a Letter of Transmittal is executed by a person other than the registered holder of the certificate(s) deposited therewith, the certificate(s) must be endorsed, or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered holder, with the signature on the endorsement panel or share transfer power guaranteed by an Eligible Institution.

If the certificate(s) representing the Shares in respect of which the Offer is being accepted are not available for deposit at or before the Expiry Time, a Shareholder may accept the Offer by complying with the procedures for guaranteed delivery described below under the heading “Procedure for Guaranteed Delivery”.

Procedure for Guaranteed Delivery

If a Shareholder wishes to deposit Shares pursuant to the Offer and (a) the certificates representing the Shares are not immediately available or (b) the certificates and all other required documents cannot be delivered to the Depositary at or prior to the Expiry Time, those Shares may nevertheless be deposited validly under the Offer provided that all of the following conditions are met:

(a)	the deposit is made by or through an Eligible Institution;

(b)	a Notice of Guaranteed Delivery in the form accompanying the Offer or a facsimile thereof, properly completed and signed, is received by the Toronto office of the Depositary as set forth in the accompanying Notice of Guaranteed Delivery at or prior to the Expiry Time; and

(c)	the certificates representing deposited Shares, in proper form for transfer, together with a Letter of Transmittal or a facsimile thereof, properly completed and signed, and all other documents required by the Letter of Transmittal, are received by the Toronto office of the Depositary as set forth in the accompanying Notice of Guaranteed Delivery at or prior to 5:00 p.m. (Eastern time) on the third trading day on the TSX-V after the Expiry Time. To constitute delivery for the purpose of satisfying a guaranteed delivery, the Letter of Transmittal and accompanying share certificates must be delivered to the same office of the Depositary as the Notice of Guaranteed Delivery was delivered.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mailed to the Toronto office of the Depositary as specified in the Notice of Guaranteed Delivery and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery. Delivery of the Notice of Guaranteed Delivery other than to the Toronto office of the Depositary as specified in the Notice of Guaranteed Delivery or transmission of the Notice of Guaranteed Delivery by facsimile to a number other than the number specified therein does not constitute a valid delivery.

Power of Attorney

The execution of a Letter of Transmittal irrevocably constitutes and appoints the Offeror and any director or officer of the Offeror, and each of them, and any other person designated by the Offeror in writing, as the true and lawful agent, attorney and attorney-in-fact and proxyholder of the Shareholder covered by the Letter of Transmittal with respect to the Shares deposited under the Letter of Transmittal which are taken up and paid for under the Offer (the “Purchased Securities”), and with respect to any and all dividends, distributions, payments, securities, rights, assets or other interests declared, paid, issued, distributed, made or transferred on or in respect of the Purchased Securities on or after April 29, 2005 (collectively, the “Other Securities”). The power of attorney granted irrevocably upon execution of the Letter of Transmittal shall in all cases be effective on and after the date that the Offeror takes up and pays for the Purchased Securities (the “Effective Time”), with full power of substitution, in the name of and on behalf of such holder (such power of attorney being deemed to be an irrevocable power coupled with an interest): (a) to register or record, transfer and enter the transfer of Purchased Securities and any Other Securities on the appropriate register of holders maintained by MDI; and (b) to exercise any and all of the rights of the holder of Purchased Securities and any Other Securities including, without limitation, to vote, execute and deliver any and all instruments of proxy, authorizations or consents in respect of all or any of the Purchased Securities and Other Securities, revoke any such instrument, authorization or consent given prior to, on or after the Effective Time, designate in any such instruments of proxy any person or persons as the proxyholder or the proxy nominee or nominees of such holder of Purchased Securities in respect of such Purchased Securities and Other Securities for all purposes including, without limitation, in connection with any meeting (whether annual, special or otherwise and any adjournment or adjournments thereof) of holders of securities of MDI, and (c) execute, endorse and negotiate, for and in the name of and on behalf of the registered holder of Purchased Securities and Other Securities, any and all cheques or other instruments representing any distribution payable to or to the order of such holder in respect of such Purchased Securities and Other Securities.

Furthermore, a holder of Purchased Securities or Other Securities who executes a Letter of Transmittal agrees, effective on and after the Effective Time, not to vote any of the Purchased Securities or Other Securities at any meeting (whether annual, special or otherwise and any adjournment or adjournments thereof) of holders of securities of MDI and not to exercise any or all of the other rights or privileges attached to the Purchased Securities or Other Securities, and agrees to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents in respect of the Purchased Securities or Other Securities and to designate in any such instruments of proxy the person or persons specified by the Offeror as the proxyholder or the proxy nominee or nominees of the Shareholder in respect of the Purchased Securities and Other Securities. A Shareholder who executes a Letter of Transmittal covenants and agrees to execute, upon request, any additional documents, as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities and Other Securities to the Offeror, and acknowledges that all authority therein conferred or agreed to be conferred shall, to the extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the Shareholder and all obligations of the Shareholder therein shall be binding upon the heirs, personal representatives, successors and assigns of the Shareholder, as the case may be.

Depositing Shareholders’ Representations and Warranties

All Shareholders depositing Shares to the Offer must have full power and authority to sell, assign and transfer the Shares to the Offeror. Shareholders depositing Shares to the Offer must have good title to their Shares free and clear of all liens, restrictions, charges, encumbrances, claims and equities. The deposit of Shares pursuant to the procedures described above will constitute a binding agreement between the depositing Shareholder and the Offeror upon the terms and subject to the conditions of the Offer, including the depositing Shareholder’s representation and warranty that: (a) such person has full power and authority to deposit, sell, assign and transfer the Shares (and any Other Securities) being deposited; (b) such Shareholder depositing the Shares, or on whose behalf such Shares are being deposited, has good title to and is the beneficial owner of the Shares (and any Other Securities) being deposited; (c) the deposit of such Shares (and any Other Securities) complies with applicable securities laws; and (d) when such Shares are taken up and paid for by the Offeror, the Offeror will acquire good title thereto (and to the Other Securities), free and clear of all liens, restrictions, charges, encumbrances, claims and equities or rights of others of any nature or kind.

General

In all cases, payment for Shares deposited and taken up by the Offeror will be made only after timely receipt by the Depositary of the certificates representing the Shares, a properly completed and duly executed Letter of Transmittal, or a manually signed facsimile thereof, covering such Shares with the signatures guaranteed in accordance with the instructions set out in the Letter of Transmittal and any other required documents.

The method of delivery of the certificate(s) representing Shares in respect of which the Offer is being accepted, the Letter of Transmittal and all other required documents is at the option and risk of the depositing Shareholder and delivery will be deemed to be effective only when such documents are actually received by the Depositary as specified in the Letter of Transmittal. The Offeror recommends that those documents be delivered by hand to the Depositary and a receipt obtained or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained by the Shareholder.

Participants of CDS should contact such depositary with respect to the deposit of Shares under the Offer. Shareholders whose Shares are registered in the name of an investment dealer, stockbroker, bank, trust company or other nominee should contact such nominee if they wish to accept the Offer.

The acceptance of the Offer pursuant to the procedures set forth above will constitute an agreement between the depositing Shareholder and the Offeror in accordance with the terms and conditions of the Offer and the Letter of Transmittal.

All questions as to the validity, form, eligibility (including timely receipt) and acceptance of any Shares deposited pursuant to the Offer will be determined by the Offeror in its sole discretion. Depositing Shareholders agree that such determination shall be final and binding. The Offeror reserves the absolute right to reject any and all deposits which it determines not to be in proper form or which may be unlawful to accept under the laws of any jurisdiction. The Offeror reserves the absolute right to waive any defects or irregularities in the deposit of any Shares. There shall be no obligation on the Offeror, Logibec, the Dealer Manager, the Depositary or any other person to give notice of any defects or irregularities in any deposit and no liability shall be incurred by any of them for failure to give any such notice.

The Offeror reserves the right to permit the Offer to be accepted in a manner other than that set out above.

4. Conditions of the Offer

Notwithstanding any other provision of the Offering, the Offeror reserves the right to withdraw, amend or terminate the Offer and not take up and pay for, or extend the period of time during which the Offer is open and postpone taking up and paying for, any Shares deposited under the Offer unless all of the following conditions are satisfied or waived by the Offeror at or prior to the Expiry Time:

(a)	there being validly deposited under the Offer and not withdrawn, at the Expiry Time, that number of Shares which, together with Shares owned by the Offeror and its affiliates, constitutes at least 50.1% of the outstanding Shares (on a fully diluted basis) at the Expiry Time;

(b)	not less than 50% of the Shares (calculated on a fully diluted basis) entitled to be voted on a Subsequent Acquisition Transaction in accordance with OSC Rule 61-501 shall have been validly deposited under the Offer;

(c)	all requisite governmental or regulatory approvals shall have been obtained on terms satisfactory to the Offeror, acting reasonably;

(d)	the Offeror shall have determined, acting reasonably, that (i) no act, action, suit or proceeding shall have been threatened or taken before or by any domestic or foreign court or tribunal or governmental agency or other regulatory authority or administrative agency or commission or by any elected or appointed public official or private person (including, without limitation, any individual, corporation, firm, group or other entity) in Canada or elsewhere, whether or not having the force of law, and (ii) no law, regulation or policy shall have been proposed, enacted, promulgated or applied, in either case:

(A)	to cease trade, enjoin, prohibit or impose material limitations or conditions on the purchase by or the sale to the Offeror of the Shares or the right of the Offeror to own or exercise full rights of ownership of the Shares;

(B)	which, if the Offer were consummated, would materially adversely affect MDI and its subsidiaries and its affiliates or associates considered on a consolidated basis; or

(C)	which, in the sole judgment of the Offeror, might make it inadvisable for the Offeror to proceed with the Offer and/or with taking up and paying for Shares under the Offer;

(e)	there shall not exist any prohibition at law against the Offeror making the Offer or taking up and paying for any Shares deposited under the Offer;

(f)	the Offeror shall have determined, acting reasonably, that MDI and its affiliates and associates have not taken any action, or disclosed any previously undisclosed action taken by them, that might make it inadvisable for the Offeror to proceed with the Offer and/or taking up and paying for Shares deposited under the Offer, including, without limiting the generality of the foregoing, any issuance of securities or options to purchase securities, any payments of dividends or other distributions out of the ordinary course, any agreement or understanding relating to the sale, disposition for or other dealing with businesses of MDI, its affiliates or associates or any part thereof or interest therein or relating to MDI’s right to manage, operate or control the conduct of the businesses or any part thereof;

(g)	the Offeror shall have determined in its judgment, acting reasonably, that there has not occurred, developed or come into effect or existence: (i) any event, action, state, condition or financial occurrence of national or international consequence; (ii) any act of terrorism or hostilities or the escalation thereof; (iii) any other calamity or crisis; or (iv) any law, regulation, action, government regulation, inquiry or other occurrence of any nature whatsoever which, in any case, adversely affects, disrupts or involves, or could reasonably be expected to materially adversely affect, disrupt or involve, the financial, banking, capital or loan syndication markets; the financial, currency exchange or securities industries; the financial condition, business, operations, capital, assets, affairs or prospects of MDI, or which makes it inadvisable for the Offeror to proceed with the Offer or take-up and pay for Common Shares under the Offer;

(h)	the Offeror shall have determined in its judgment, acting reasonably, that none of the following exists or has occurred (which has not been cured or waived), or been threatened: (i) any material right, franchise or licence of MDI or of any of its affiliates or associates has been impaired or otherwise materially adversely affected which might make it inadvisable for the Offeror to proceed with the Offer and/or with taking up and paying for Shares deposited under the Offer; or (ii) any covenant, term or condition in any of the instruments or agreements to which MDI or any of its affiliates or associates is a party or to which they or any of their assets are subject that might make it inadvisable for the Offeror to proceed with the Offer and/or with taking up and paying for Shares deposited under the Offer (including, but not limited to, any default that might ensue as a result of the Offeror taking up and paying for Shares deposited under the Offer or in completing a Subsequent Acquisition Transaction); and

(i)	the Offeror shall not have become aware of any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings in relation to all matters covered in earlier filings) in any document filed by or on behalf of MDI with any securities commission or similar securities regulatory authority in any of the provinces or territories of Canada or in the United States, including without limitation, any annual information form, financial statements, material change report or management proxy circular or in any document so filed or released by MDI to the public.

The foregoing conditions are for the exclusive benefit of the Offeror and may be asserted by the Offeror at any time, regardless of the circumstances giving rise to such assertion, including any action or inaction by the Offeror. Except as set out below, the Offeror may waive any of the foregoing conditions in whole or in part at any time and from time to time, both before and after the Expiry Time, without prejudice to any other rights which the Offeror may have. The failure by the Offeror at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the Offeror concerning the events described in this Section 4 will be final and binding upon all parties.

Any waiver of a condition or the withdrawal of the Offer will be effective upon written notice or other communication confirmed in writing by the Offeror to that effect to the Depositary at its principal office in Montreal. The Offeror, forthwith after giving any such notice, will make a public announcement of such waiver or withdrawal, will cause the Depositary as soon as practicable thereafter to notify the Shareholders in the manner set forth in Section 10 of the Offer, “Notices and Delivery”, and will provide a copy of the aforementioned notice to the TSX-V. If the Offer is withdrawn, the Offeror will not be obligated to take up or pay for any Shares deposited under the Offer and the Depositary will promptly return all certificates representing deposited Shares, Letters of Transmittal, Notices of Guaranteed Delivery and related documents to the parties by whom they were deposited at the Offeror’s expense.

Where all the conditions of the Offer set out in this Section 4 have been satisfied or waived, the Offeror will forthwith issue a notice by press release to that effect, which press release will disclose the approximate number of Shares deposited and that will be taken up.

5. Extension, Variation or Change in the Offer

The Offer is open for acceptance until, but not after, the Expiry Time, unless withdrawn or extended.

The Offeror reserves the right, in its sole discretion, at any time and from time to time while the Offer is open for acceptance, to extend the Expiry Time or to vary the Offer by giving written notice or other communication (confirmed in writing) of such extension or variation to the Depositary at its principal office in Montreal, and by causing the Depositary to provide as soon as practicable thereafter a copy of such notice in the manner set forth in Section 10 of the Offer, “Notices and Delivery”, to all holders of Shares that have not been taken up prior to the extension or variation. The Offeror shall, as soon as possible after giving notice of an extension or variation to the Depositary, make a public announcement of the extension or variation and provide a copy of the notice thereof to the TSX-V. Any notice of extension or variation will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated in writing to the Depositary at its principal office in Montreal.

Where the terms of the Offer are varied, the Offer will not expire before 10 days after the notice of such variation has been given to Shareholders, unless otherwise permitted by applicable law and subject to abridgement of that period pursuant to such order or orders as may be granted by applicable courts or securities regulatory authorities.

If before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal with respect to the Offer, a change occurs in the information contained in the Offer or the Circular, as amended from time to time, that would reasonably be expected to affect a decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or of an affiliate of the Offeror), the Offeror will give written notice of such change to the Depositary at its principal office in Montreal, and will cause the Depositary to provide as soon as practicable thereafter a copy of such notice in the manner set forth in Section 10 of the Offer, “Notice and Delivery”, to all holders of Shares that have not been taken up under the Offer at the date of the occurrence of the change. As soon as possible after giving notice of a change in information to the Depositary, the Offeror will make a public announcement of the change in information and provide a copy of the notice thereof to the TSX-V. Any notice of change in information will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Montreal.

Notwithstanding the foregoing, the Offer may not be extended by the Offeror if all of the terms and conditions of the Offer, except those waived by the Offeror, have been fulfilled or complied with unless the Offeror first takes up and pays for all Shares deposited under the Offer and not withdrawn.

During any such extension or in the event of any variation or change in information, all Shares previously deposited and not taken up or withdrawn will remain subject to the Offer and may be accepted for purchase by the Offeror in accordance with the terms hereof, subject to Section 8 of the Offer, “Withdrawal of Deposited Shares”. An extension of the Expiry Time, a variation of the Offer or a change in information does not constitute a waiver by the Offeror of its rights under Section 4 of the Offer, “Conditions of the Offer”. If the consideration being offered for the Shares under the Offer is increased, the increased consideration will be paid to all depositing Shareholders whose Shares are taken up under the Offer.

6. Payment for Deposited Shares

If all conditions referred to in Section 4 of the Offer have been fulfilled or waived by the Offeror at the Expiry Time, the Offeror will take up Shares validly deposited under the Offer and not withdrawn not later than 10 days after the Expiry Time. Any Shares taken up will be paid for as soon as possible, but in any event not later than the earlier of three business days after they are taken up and 10 days after the Expiry Time. Any Shares deposited pursuant to the Offer after the first date on which Shares have been taken up and paid for by the Offeror will be taken up and paid for within 10 days of such deposit.

The Offeror expressly reserves the right in its sole discretion to delay taking up and paying for any Shares or to terminate the Offer and not take up or pay for any Shares if any condition specified in Section 4 of the Offer, “Conditions of the Offer”, is not satisfied or waived, by giving written notice thereof or other communication confirmed in writing to the Depositary at its principal office in Toronto. The Offeror also expressly reserves the right, in its sole discretion and notwithstanding any other condition of the Offer, to delay taking up and paying for Shares in order to comply, in whole or in part, with any applicable law. The Offeror will not, however, take up and pay for any Shares deposited under the Offer unless it simultaneously takes up and pays for all Shares then validly deposited under the Offer.

The Offeror will pay for Shares validly deposited under the Offer and not withdrawn by providing the Depositary with sufficient funds (by bank transfer or other means satisfactory to the Depositary) for transmittal to depositing Shareholders. Under no circumstances will interest accrue or be paid by the Offeror or the Depositary to persons depositing Shares on the purchase price of Shares purchased by the Offeror, regardless of any delay in making such payment.

The Depositary will act as the agent of persons who have deposited Shares in acceptance of the Offer for the purposes of receiving payment from the Offeror and transmitting such payment to such persons, and receipt of payment by the Depositary will be deemed to constitute receipt thereof by persons depositing Shares.

Settlement with each Shareholder who has deposited Shares under the Offer will be made by the Depositary forwarding a cheque, payable in United States funds, to the Shareholder, which cheque will be issued in the name of the registered holder of the Shares so deposited. Unless the person depositing the Shares instructs the Depositary to hold the cheque for pick-up by checking the appropriate box in the Letter of Transmittal, the cheque will be forwarded by first class uninsured mail to such person at the address specified in the Letter of Transmittal. If no such address is specified, the cheque will be sent to the address of the holder as shown on the register of Shareholders maintained by MDI. Certificates and cheques mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing.

Participants of CDS should contact such depositary with respect to the deposit of Shares under the Offer. Shareholders should contact the Depositary, the Dealer Manager or a broker or investment dealer for assistance in accepting the Offer and in depositing the Shares with the Depositary. No brokerage fees or commissions will be payable by any Shareholder who deposits Shares directly to the Depositary or who uses the services of a Soliciting Dealer to accept the Offer.

7. Return of Shares

Any deposited Shares that are not taken up by the Offeror will be returned, at the expense of the Offeror, to the depositing Shareholder as soon as practicable after the Expiry Time or withdrawal or early termination of the Offer, by sending certificates representing Shares not purchased by first class uninsured mail to the address of the depositing Shareholder specified in the Letter of Transmittal or, if such name and address is not so specified, in such name and to such address as shown on the share register of MDI.

8. Withdrawal of Deposited Shares

Except as otherwise stated in this Section 8, all deposits of Shares pursuant to the Offer are irrevocable. Unless otherwise required or permitted by applicable law, any Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder:

(a)	at any time provided that the Shares have not been taken up by the Offeror prior to the receipt by the Depositary of the notice of withdrawal in respect of such Shares; or

(b)	at any time before the expiration of 10 days from the date upon which either:

(i)	a notice of change relating to a change which has occurred in the information contained in the Offer or the Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or of an affiliate of the Offeror) in the event that such change occurs before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or

(ii)	a notice of variation concerning a variation in the terms of the Offer (other than (A) a variation consisting solely of an increase in the consideration offered for the Shares where the Expiry Time is not extended for more than 10 days; or (B) a variation consisting solely of the waiver of a condition of the Offer), is mailed, delivered or otherwise properly communicated, but subject to abridgement or elimination of that period pursuant to such order or orders as may be granted by applicable courts or securities regulatory authorities and only if such deposited Shares have not been taken up by the Offeror at the date of the notice; or

(c)	if the Shares have not been paid for by the Offeror within three business days after having been taken up.

If the Offeror waives any terms or conditions of the Offer and extends the Offer in circumstances where the rights of withdrawal set forth in (b) above are applicable, the Offer shall be extended without the Offeror first taking up the Shares which are subject to the rights of withdrawal.

Withdrawals of Shares deposited pursuant to the Offer must be effected by notice of withdrawal made by or on behalf of the depositing Shareholder and must be actually received by the Depositary at the place of deposit before such Shares are taken up and paid for. Notice of withdrawal: (a) must be made by a method, including facsimile transmission, that provides the Depositary with a written or printed copy; (b) must be signed by or on behalf of the person who signed the Letter of Transmittal accompanying the Shares which are to be withdrawn; and (c) must specify such person’s name, the number of Shares to be withdrawn, the name of the registered holder and the certificate number shown on each certificate representing the Shares to be withdrawn. Any signature in a notice of withdrawal must be guaranteed by an Eligible Institution in the same manner as in a Letter of Transmittal (as described in the instructions and rules set out in such letter), except in the case of Shares deposited for the account of an Eligible Institution. The withdrawal will take effect upon receipt by the Depositary of the properly completed and executed written notice of withdrawal. None of the Depositary, the Offeror, Logibec or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or will incur any liability for failure to give such notification.

All questions as to the validity (including timely receipt) and form of notices of withdrawal will be determined by the Offeror in its sole discretion, and such determination will be final and binding.

If the Offeror is delayed in taking up or paying for Shares or is unable to take up or pay for Shares for any reason, then, without prejudice to the Offeror’s other rights, Shares deposited under the Offer may be retained by the Depositary on behalf of the Offeror and such Shares may not be withdrawn except to the extent that depositing Shareholders are entitled to withdrawal rights as set forth in this Section 8 or pursuant to applicable law.

Any Shares withdrawn will be deemed not validly deposited for the purposes of the Offer, but may be re-deposited at any subsequent time prior to the Expiry Time by following any of the procedures described in Section 3 of the Offer, “Manner of Acceptance”.

In addition to the foregoing rights of withdrawal, Shareholders in certain provinces of Canada are entitled to statutory rights of rescission or to damages, or both, in certain circumstances. See Section 18 of the Circular, “Statutory Rights”.

9. Changes in Capitalization; Dividends and Distributions; Liens

If, on or after the date of the Offer, MDI should split, combine or otherwise change any of the Shares or its capitalization, or shall disclose that it has taken any such action, then the Offeror may, in its sole discretion, make such adjustments as it considers appropriate to the purchase price and other terms of the Offer (including, without limitation, the type of securities offered to be purchased and the amounts payable therefor), to reflect such split, combination or other change.

Shares acquired pursuant to the Offer shall be transferred to the Offeror free and clear of all liens, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom, including the right to all dividends, distributions, payments, securities, rights, warrants, assets or other interests which may be declared, paid, issued, distributed, made or transferred on or after the date hereof on or in respect of the Shares. If, on or after the date of the Offer, MDI should declare or pay any dividend or declare, make or pay any other distribution or payment on or declare, allot, reserve or issue any securities, rights, warrants, assets or other interests with respect to any Shares, which is or are payable or distributable to Shareholders of record on a date prior to the transfer to the name of the Offeror or its nominees or transferees on MDI’s transfer register of Shares accepted for purchase pursuant to the Offer, then: (a) in the case of cash dividends, distributions or payments, the amount of the dividends, distributions or payments shall be received and held by the depositing Shareholder for the account of the Offeror until the Offeror pays for such Shares, and to the extent that such dividends, distributions or payments do not exceed the purchase price per Share payable in cash by the Offeror pursuant to the Offer, the purchase price per Share payable by the Offeror pursuant to the Offer in cash will be reduced by the amount of any such dividend, distribution or payment, and (b) in the case of any such cash dividend, distribution or payment that exceeds the purchase price per Share payable in cash by the Offeror pursuant to the Offer, or in the case of any non-cash dividend, distribution, payment, right or interest, the whole of any such dividend, distribution, payment, right or other interest will be received and held by the depositing Shareholder for the account of the Offeror and shall be required to be promptly remitted and transferred by the depositing Shareholder to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to all rights and privileges as owner of any such dividend, distribution, payment, right or other interest and may withhold the entire purchase price payable by the Offeror pursuant to the Offer or deduct from the purchase price payable by the Offeror pursuant to the Offer the amount or value thereof, as determined by the Offeror in its sole discretion.

10. Notices and Delivery

Any notice to be given by the Offeror or the Depositary pursuant to the Offer will be deemed to have been properly given if it is mailed by first class mail, postage prepaid, to the registered Shareholders at their addresses as shown on the share register of MDI and will be deemed to have been received on the first business day following the date of mailing. For this purpose, “business day” means any day other than a Saturday, Sunday or statutory holiday in the jurisdiction to which the notice is mailed. These provisions apply notwithstanding any accidental omission to give notice to any one or more Shareholders and notwithstanding any interruption of mail services in Canada or the United Stated following mailing. In the event of any interruption of mail service following mailing, the Offeror intends to make reasonable efforts to disseminate the notice by other means, such as publication. Except as otherwise required or permitted by law, if post offices in Canada or the United States are not open for the deposit of mail, any notice which the Offeror or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given and to have been received by Shareholders if it is given to the TSX-V for dissemination through its facilities and it is published once in the National Edition of the National Post in Canada.

The Offer will be mailed to registered Shareholders or made in such other manner as is permitted by applicable regulatory authorities and will be furnished by the Offeror to brokers, investment dealers, banks and similar persons whose names, or the names of whose nominees, appear in the register maintained by the Depositary on behalf of MDI in respect of the Shares or, if security position listings are available, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to the beneficial owners of Shares.

Wherever the Offer calls for documents to be delivered to the Depositary, such documents will not be considered delivered unless and until they have been physically received at one of the addresses listed for the Depositary in the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable. Wherever the Offer calls to be delivered to a particular office of the Depositary, such documents will not be considered delivered unless and until they have been physically received at the particular office at the address indicated in the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable.

11. Mail Service Interruption

Notwithstanding the provisions of the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, cheques and any other relevant documents will not be mailed if the Offeror determines that delivery thereof by mail may be delayed. Persons entitled to cheques and any other relevant documents which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary to which the deposited certificates for Shares were delivered until such time as the Offeror has determined that delivery by mail will no longer be delayed. The Offeror shall provide notice of any such determination not to mail made under this Section 11 as soon as reasonably practicable after the making of such determination and in accordance with Section 10 of the Offer, “Notices and Delivery”. Notwithstanding Section 6 of the Offer, “Payment for Deposited Shares”, cheques and any other relevant documents not mailed for the foregoing reason will be conclusively deemed to have been delivered on the first day upon which they are available for delivery to the depositing Shareholder at the appropriate office of the Depositary.

12. Market Purchases

The Offeror and its affiliates have no present intention of acquiring Shares while the Offer is outstanding other than pursuant to the Offer. Subject to applicable law, the Offeror reserves the right to and may purchase Shares by making purchases through the facilities of the TSX-V at any time and from time to time prior to the Expiry Time. In no event will the Offeror make any such purchases of Shares through the facilities of the TSX-V until the third clear trading day following the date of the Offer. The aggregate number of Shares acquired by the Offeror through the facilities of the TSX-V during the Offer Period shall not exceed 5% of the outstanding Shares as of the date of the Offer and the Offeror will issue and file a news release forthwith after the close of business of the TSX-V on each day on which such Shares have been purchased.

Although the Offeror has no present intention to sell Shares taken up under the Offer, it reserves the right to make or enter into arrangements, commitments or understandings at or prior to the Expiry Time to sell any of such Shares after the Expiry Time.

13. Other Terms of the Offer

The Offer and all contracts resulting from acceptance thereof shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario.

No broker, dealer or other person has been authorized to give any information or make any representation on behalf of the Offeror not contained herein or in the accompanying Circular, and, if given or made, such information or representation must not be relied upon as having been authorized.

The provisions of the Glossary, the Summary, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery accompanying the Offer, including the instructions and rules contained therein, as applicable, form part of the terms and conditions of the Offer.

The Offeror, in its sole discretion, shall be entitled to make a final and binding determination of all questions relating to the interpretation of the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, the validity of any acceptance of the Offer and the validity of any withdrawals of Shares.

The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. The Offeror may, in its sole discretion, take such action as they may deem necessary to make the Offer in any jurisdiction and extend the Offer to Shareholders in any such jurisdiction.

The accompanying Circular together with the Offer constitutes the take-over bid circular required under Canadian securities legislation with respect to the Offer.

Dated: April 29, 2005.

LOGIBEC GROUPE INFORMATIQUE LTD.	LGI ACQUISITION, INC.

(signed) Claude Roy	(signed) Claude Roy
President and Chief Executive Officer	President and Chief Executive Officer

CIRCULAR

The following information is supplied by the Offeror with respect to the accompanying Offer to purchase Shares dated April 29, 2005. The terms and provisions of the Offer are incorporated into and form part of this Circular and Shareholders should refer to the Offer for details of the terms and conditions of the Offer, including details as to payment and withdrawal rights. Terms defined in the Offer and not defined in this Circular have the same meanings herein as in the Offer unless the context otherwise requires.

Unless otherwise indicated, the information concerning MDI contained in the Offer and this Circular has been taken from or based upon publicly available documents and records on file with Canadian and/or United States securities administrators and other public sources. Although the Offeror has no knowledge that would indicate that any statements contained in the Offer or this Circular and taken from or based on such documents and records are untrue or incomplete, neither the Offeror nor Logibec, nor their respective officers or directors assumes any responsibility for the accuracy or completeness of the information contained in such documents and records, or for any failure by MDI to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to the Offeror or Logibec.

1. Logibec and the Offeror

Logibec was incorporated pursuant to the CBCA on September 16, 1982. Its registered office is 700 Wellington Street, Suite 1500, Montréal, Québec, H3C 3S4, and its website address is www.logibec.com. The common shares of Logibec are listed and posted for trading on the TSX under the trading symbol “LGI”. Further information about Logibec may be obtained by viewing its public filings on www.sedar.com. Information from these websites is expressly not incorporated herein by reference.

Logibec specializes in the development, marketing, implementation and support of information systems for the health and social services sector. Logibec’s products and services are used by over 400 health organizations. The head office of Logibec is located in Montreal, Quebec and Logibec also has offices in Quebec City and Edmonton.

LGI Acquisition, Inc. (the “Offeror”) is a wholly-owned subsidiary of Logibec incorporated under the laws of Delaware. The Offeror has not carried on business except in connection with the Offer.

As at the date hereof, the Offeror and its affiliates beneficially own, directly or indirectly, 1,137,200 Shares (or approximately 9.9% of the Shares outstanding as at April 12, 2005).

2. MDI

MDI was founded in 1982 as Management-Data Inc. (“Management-Data”) to support the long-term health care industry in its computer software needs. On August 25, 2000, Panoramic Care Systems, Inc. (“Panoramic”) acquired Management-Data and Management-Data became a wholly-owned subsidiary of Panoramic. On August 10, 2001, Panoramic changed its name to MDI Technologies, Inc. (“MDI”). MDI initially focused on providing educational materials for critical care health providers, however, it now provides a well-established accounting software package to the skilled care industry and a standard clinical package to nursing organizations. The Shares are listed and posted for trading on the TSX-V under the trading symbol “MDD.U”. While there is no public market for the Shares in the United States, they are quoted in the United States on the OTC Bulletin Board under the symbol “MDTI”.

Share Capital

The authorized capital of MDI consists of 50,000,000 common shares with a par value of US$0.001 per share. As at April 12, 2005, there were 11,533,776 Shares issued and outstanding, each of which carries the right to one vote.

In addition to the foregoing, as at December 31, 2004, up to a maximum of 864,274 Shares were issuable pursuant to the exercise of existing Options and up to a maximum of 300,000 Shares were issuable pursuant to the exercise of outstanding common share purchase warrants.

Certain Reporting and Disclosure Requirements

MDI is subject to the information and reporting requirements of the securities laws of certain provinces of Canada and the rules of the TSX-V. In accordance therewith, MDI is required to file reports, financial statements and other information with certain securities regulatory authorities in Canada and with the TSX-V relating to its business, financial condition and other matters. Information as of particular dates concerning MDI’s directors and officers, their remuneration, stock options granted to them, the principal holders of securities and any material interests of such persons in transactions with MDI and other matters is required to be disclosed in proxy statements distributed to Shareholders and filed with certain of such securities regulatory authorities and with the TSX-V and may be inspected at MDI’s offices or at www.sedar.com. Certain information which MDI has filed with the SEC may be found at www.sec.gov.

Pursuant to the provisions of the securities laws of certain provinces of Canada, the directors of MDI must send a circular to all Shareholders in connection with the Offer, which circular must, among other things, disclose any material changes in the affairs of MDI subsequent to the date of the most recent published financial statements of MDI.

3. Background to the Offer

Logibec’s Growth Strategy

Logibec’s management believes that corporate growth is a major component of building present and future value for its shareholders and as a result has a growth strategy involving both organic growth and growth by acquisition. Logibec’s management also believes that, due to the nature of the health care business today, corporate growth will increase Logibec’s opportunities to participate in significant projects and will permit such participation on reasonable terms.

Organic Growth Strategy

Logibec is currently pursuing organic growth through increased sales to its existing customer base in Quebec and through geographic expansion elsewhere in Canada. The merging of healthcare institutions into regional health and social service centres that group together acute care hospital centres, residential and long-term care centres and local community service centres, has created the need for new and more sophisticated administrative and clinical software packages. This need is a primary factor driving Logibec’s current organic growth strategy.

Logibec’s geographic expansion outside of Quebec began in 1994 with the sale of its Clinibase patient management software package (“Clinibase”) to the Alberta Children’s Hospital. Since then, Logibec has signed long-term contracts with approximately 15 customers in other Canadian provinces. The most recent contract was signed in February 2004 with the Calgary Health Region for the implementation of Clinibase in all the acute care hospitals in the greater Calgary area. It is expected that the contract will provide over Cdn.$4 million of software licence revenue to Logibec over the next seven years. In addition, revenue will be generated by the contract as a result of the professional services to be provided by Logibec related to the implementation of Clinibase. Logibec believes that the contract also provides it with the visibility required to continue its expansion outside of Quebec. Since the contract was signed, Clinibase has been deployed in two acute care hospitals and its deployment in an additional two hospitals in the greater Calgary area is planned for 2006.

Growth by Acquisition Strategy

A key element in Logibec’s growth strategy is the identification of acquisition opportunities which could substantially increase Logibec’s asset base, software offerings, revenue and profits and/or financial capacity. To this end, Logibec has from time to time reviewed a number of potential merger or acquisition candidates and has completed a number of acquisitions.

In December 2002, Logibec completed the acquisition of the business operations of the Technological Resources Department of the Centre hospitalier universitaire de Montréal (CHUM). The cost of this transaction was Cdn.$16.6 million and included post closing payments of Cdn.$6.9 million over three years. In addition to the post closing payments, the acquisition was financed with term loans in the amount of Cdn.$6.9 million and an equity financing, which raised Cdn.$5.6 million. Seventy employees, including forty unionized employees, joined Logibec as a result of the transaction. The acquired business contributed Cdn.$12 million to Logibec’s revenue for its 2003 fiscal year. By December 2004, the activities and employees acquired from Centre hospitalier universitaire de Montréal had been integrated into Logibec’s business model and processes. In addition, the term loans put in place to finance the acquisition were repaid in their entirety.

At this time, Logibec believes that it has the capacity to finance another acquisition and its management is available to integrate an acquired business into Logibec’s existing business. With respect to evaluating potential acquisition candidates, Logibec’s important considerations are as follows, in order of importance:

(a)	companies providing software packages and software-related services to the healthcare sector;

(b)	companies with an installed customer base outside of Quebec; and

(c)	opportunity for Logibec to market its existing product offering to the candidate’s installed customer base.

During the past year, Logibec continued to monitor MDI’s public disclosure and kept itself apprised of reported developments in MDI’s business.

Recent Events

On February 21, 2005, during a meeting between Claude Roy (President and Chief Executive Officer of Logibec), Marc Brunet (Chief Financial Officer of Logibec), and certain officers of Acumen Capital Finance Partners Limited (“Acumen”), Acumen mentioned MDI as an interesting company operating in a similar business sector to Logibec’s and carrying on its activities profitably in the U.S. Following the meeting and after internal discussion among Logibec’s management, Logibec decided to seek to meet MDI’s management and to purchase Shares in the open market.

On March 8, 2005, Logibec effected its first purchase of Shares through the facilities of the TSX-V and asked Acumen to arrange a telephone meeting between Todd Spence (President, Chief Executive Officer and Chairman of MDI) and Marc Brunet. Since then, management of Logibec has made a number of other attempts to meet with management of MDI, however, to date, no such meeting has taken place. During this time, Logibec continued to purchase Shares. By April 5, 2005, Logibec had acquired 5% of the outstanding Shares and by April 13 Logibec had acquired 9.9% of the outstanding Shares.

On April 18 and 19, 2005, Logibec conducted internal discussions regarding the attractiveness of MDI as an acquisition candidate. On April 27, 2005, following discussions with its legal advisors, the board of directors of Logibec conditionally approved the commencement of a takeover bid for the outstanding Shares, subject to management finalizing arrangements regarding financing of the Offer. On April 28, 2005, Logibec obtained the financing necessary to proceed with the Offer and the board of directors confirmed its approval for the Offer to proceed. See Section 9 of the Circular, “Sources of Funds”.

4. Purpose of the Offer and Logibec’s Plans for MDI

The purpose of the Offer is to enable the Offeror to acquire, directly or indirectly, all of the outstanding Shares not owned by the Offeror or its affiliates and to effect a combination of the businesses of Logibec and MDI. If the Offeror takes up and pays for Shares deposited pursuant to the Offer, and the Shares acquired by the Offeror pursuant to the Offer together with the Shares currently held by the Offeror and its affiliates represent at least a majority of the outstanding shares (on a fully-diluted basis), the Offeror intends to effect a Subsequent Acquisition Transaction (as defined herein). If the Subsequent Acquisition is implemented, the Offeror would acquire all of the Shares not deposited pursuant to the Offer. See Section 12 of the Circular, “Acquisition of Shares Not Deposited”. Such a Subsequent Acquisition Transaction would ultimately result in the combination of the businesses of Logibec and MDI.

Logibec believes that the said combination of the businesses of Logibec and MDI will result in a stronger and larger company possessing an expanded and diversified asset base necessary to compete effectively in the healthcare sector and to participate in business activities currently beyond the scope of the individual entities.

Logibec believes that MDI represents an attractive opportunity for it, both from a business and financial perspective. MDI’s business is highly similar to Logibec’s in that it offers the same types of software applications to the healthcare sector, however, its products address the needs of healthcare institutions that are smaller and are therefore complementary to Logibec’s customer base. MDI’s installed customer base is highly diversified across the U.S. and is expected to result in 30% of Logibec’s revenues being derived from the U.S. if the two businesses were combined. MDI operates using a business model similar to Logibec’s business model based predominantly on recurring revenues.

Additionally, Logibec views the acquisition of MDI as a vehicle for conducting subsequent acquisitions in the U.S. and believes that MDI’s products can be used to address the needs of Canadian healthcare institutions that are too small for Logibec’s current product offering.

Upon completion of the Offer (and, if applicable, a Subsequent Acquisition Transaction), the combined entity is expected to have an aggregate market capitalization of approximately US$80 million, approximately US$57 million of assets and approximately US$25 million of long term debt.

Following the completion of the Offer (and, if applicable, a Subsequent Acquisition Transaction), Logibec will evaluate all of MDI’s assets with the view of determining their long-term strategic value. To the extent that such are determined not to have long-term strategic value, Logibec will evaluate the merits of disposing of such assets.

Logibec believes that there will be significant opportunities for corporate synergies and economies as the two businesses are brought together and a significant opportunity for growth into the United States leveraging MDI’s established U.S. operations.

5. Holdings of Securities of MDI

The Offeror and its affiliates beneficially own, directly or indirectly, 1,137,200 Shares (or approximately 9.9% of the Shares outstanding as at April 12, 2005). The Offeror and its affiliates do not beneficially own directly or indirectly, nor do they exercise direction over, or have the right to acquire, any other securities of MDI. Apart from the foregoing, no director or senior officer of Logibec or the Offeror and, to the knowledge of the directors and senior officers of Logibec and the Offeror, after reasonable enquiry, no associate of any director or senior officer of Logibec or the Offeror or any person or company who beneficially owns, directly or indirectly, more than 10% of any class of equity securities of Logibec or the Offeror, owns or exercises control or direction over any securities of MDI.

Other than Logibec there is no person or company acting jointly or in concert with the Offeror in connection with the transactions described in the Offer and this Circular.

6. Trading in Shares

No securities of MDI have been traded during the six-month period preceding the date of the Offer by Logibec, the Offeror, directors or senior officers of Logibec and the Offeror, or, to the knowledge of directors and senior officers of Logibec and the Offeror, by any associate of any such director or senior officer, or by any person or company who beneficially owns, directly or indirectly, more than 10% of any class of equity securities of Logibec or the Offeror, except for the trades disclosed in Schedule A attached hereto and incorporated by reference herein.

7. Commitments to Acquire Securities

Neither Logibec nor the Offeror, nor any of their respective directors and senior officers, or, to the knowledge of such directors and senior officers, after reasonable enquiry, any associates of any such directors or senior officers or any person holding more than 10% of any class of equity securities of Logibec or the Offeror, has entered into any commitments to acquire any securities of MDI, except for the Shares which may be acquired pursuant to the Offer.

8. Material Changes and Other Information

Neither Logibec nor the Offeror has any information which indicates any material change in the affairs of MDI since the date of the last published financial statements of MDI. Neither Logibec nor the Offeror has any knowledge of any other matter that has not previously been generally disclosed but which would reasonably be expected to affect the decision of Shareholders to accept or reject the Offer.

9. Source of Funds

Logibec estimates that, if the Offeror acquires all of the issued Shares, the maximum amount of cash required for the purchase thereof and to pay related fees and expenses is expected to be approximately US$27 million (Cdn.$33.7 million based on an exchange rate of 1.2508, being the Bank of Canada noon exchange rate as of April 28, 2005).

The Offer will be funded with a combination of cash on hand and funds available under credit facilities from the National Bank of Canada (“National Bank”) in the aggregate amount of Cdn.$30 million pursuant to a commitment received by Logibec on April 28, 2005. Interest on advances under the credit facilities will be at market rates offered to creditworthy customers of National Bank. The credit facilities are conditional upon execution of loan and security documents, rendering of legal opinions, payment of all fees and expenses and compliance with all covenants under the loan documentation. The credit facilities contain covenants, events of default and other terms customary for lending facilities of this nature, including, among other things, restrictions on the incurrence of liens and indebtedness, the making of investments and the payment of dividends. Logibec expects to repay advances under the credit facilities with funds from operations in future years.

10. Price Range and Trading Volume of the Shares

The Shares are listed and posted for trading on the TSX-V. The following table sets forth the volume of trading and the high and low closing prices of the Shares on the TSX-V for the periods indicated:

Period	High (US$)	Low (US$)	Volume
2005
January	$1.94	$1.60	344,150
February	$1.78	$1.63	157,792
March	$1.65	$1.44	609,118
April*	$2.04	$1.60	1,085,066
2004
October	$2.09	$1.90	191,060
November	$2.00	$1.76	283,871
December	$1.95	$1.71	223,700

*	Note: to April 27, 2005.

The closing price of the Shares on the TSX-V on April 27, 2005, the last day on which the Shares traded prior to the announcement of the intention to make the Offer, was US$1.75 per Share.

11. Effect of the Offer on Market and Listings

The rules and regulations of the TSX-V establish certain criteria which, if not met, could lead to the delisting of the Shares from the TSX-V. Among such criteria are the number of Shareholders and the number and aggregate market value of Shares publicly held. Depending on the number of Shares purchased pursuant to the Offer, it is possible that the Shares could fail to meet the criteria for continued listing on the TSX-V. If this were to happen, the Shares could be delisted and that could, in turn, adversely affect the market or result in the lack of an established market for the Shares.

If sufficient Shares are validly deposited under the Offer, the Offeror may seek to effect a Subsequent Acquisition Transaction. See Section 12 of the Circular, “Acquisition of Shares Not Deposited”. If a Subsequent Acquisition Transaction is effected, the Shares would be delisted from the TSX-V.

12. Acquisition of Shares Not Deposited

If the Offeror takes up and pays for Shares pursuant to the Offer, and the Shares acquired by the Offeror pursuant to the Offer together with the Shares currently held by the Offeror and its affiliates represent at least a majority of the outstanding shares (on a fully-diluted basis), the Offeror currently intends to acquire the balance of the Shares no later than 120 days after the Expiry Date by way of a merger or other transaction (a “Subsequent Acquisition Transaction”) which satisfies the requirements of OSC Rule 61-501 for an exemption from the formal valuation requirements and, if required, to permit Shares acquired in the Offer to be included as votes in favour of the Subsequent Acquisition Transaction in determining whether the required minority approval has been obtained.

Merger

The Delaware General Corporation Law (“DGCL”) provides that if a parent company owns at least 90% of each class of stock of a subsidiary, the parent company can effect a short-form merger with that subsidiary without the action or approval of the other stockholders of the subsidiary. If, pursuant to the Offer, the Offeror acquires Shares which, together with Shares beneficially owned by the Offeror and its affiliates, constitute at least 90% of the outstanding Shares, the Offeror will consummate a short-form merger pursuant to Section 253 of the DGCL promptly following completion of the Offer. Section 253 of the DGCL provides that if the Offeror or a wholly-owned subsidiary of the Offeror owns at least 90% of the outstanding Shares, it may merge MDI into itself by executing, acknowledging and filing, in accordance with Section 103 of the DGCL, a certificate of ownership and merger setting forth a copy of the resolution of the Offeror’s or applicable subsidiary’s board of directors to merge (including a statement of the terms and conditions of a merger and the consideration to be paid upon surrender of Shares not owned by the Offeror or its subsidiaries) and the date of its adoption. Under Section 253 of the DGCL, a short-form merger would not require the approval or any other action on the part of the board of directors or the stockholders of MDI. Therefore, if at least 90% of the outstanding Shares are acquired pursuant to the Offer or otherwise, the Offeror will be able to, and intends to, effect a merger without a meeting or vote of MDI’s stockholders or directors.

Alternatively, the Offeror might seek to effect a merger with MDI pursuant to Section 251 of the DGCL. Under the DGCL, approval of the board of directors of MDI and a vote of at least a majority of the outstanding Shares of MDI entitled to vote thereon would be required to approve such a merger. If the Offeror consummates the Offer, but is unable to secure at least 90% of the Shares, the Offeror may still look to effect stockholder approval of a merger pursuant to Section 251 of the DGCL, which approval could be effected by a written consent. Approval of such a merger would nonetheless also require the approval of MDI’s board of directors.

Appraisal Right

Holders of Shares do not have appraisal rights as a result of the Offer. However, if a subsequent merger is consummated, each holder of Shares who has not tendered his Shares in the Offer and has neither voted in favour of such a merger nor consented thereto in writing and who properly demands an appraisal of their Shares under Section 262 of the DGCL will be entitled to an appraisal by the Delaware Court of Chancery of the fair value of his or her Shares, exclusive of any element of value arising from the accomplishment or expectation of a merger, together with a fair rate of interest, if any, to be paid from the date of a merger. Delaware law defines such fair value as the stockholder’s proportionate interest in the corporation as a going concern. In determining such fair value, the court may consider all relevant factors. The value so determined could be more or less than the consideration to be paid in the Offer and a merger. Any judicial determination of the fair value could be based upon considerations other than or in addition to the market value of the Shares, including, among other things, asset values and earning capacity.

If any Shareholder who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his, her or its right to appraisal as provided in the DGCL, the Shares of such Shareholder will be converted into the cash consideration offered in a subsequent merger.

The foregoing discussion is not a complete statement of law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL.

FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS.

OSC Rule 61-501 and TSX-V Policy 5.9

Each form of Subsequent Acquisition Transaction described above would constitute a “business combination” under OSC Rule 61-501. As MDI is not a “reporting issuer” for the purposes of the securities law of Ontario, any Subsequent Acquisition Transaction would not be subject to the valuation and minority approval requirements of OSC Rule 61-501 described below. However, pursuant to Policy 5.9 of the TSX-V (“Policy 5.9”), the TSX-V has adopted the provisions of OSC Rule 61-501 in their entirety for issuers with securities listed on the TSX-V. Accordingly, the discussion of the requirements of OSC Rule 61-501 below is relevant as such requirements will apply to MDI pursuant to Policy 5.9.

In certain circumstances, the provisions of OSC Rule 61-501 may deem certain types of Subsequent Acquisition Transactions to be “related party transactions”. However, if the Subsequent Acquisition Transaction is a “business combination” carried out in accordance with OSC Rule 61-501 or an exemption therefrom, the “related party transaction” provisions of OSC Rule 61-501 would not apply to such a transaction. The Offeror intends to carry out any such business combination in accordance with OSC Rule 61-501, or any successor provisions, or exemptions therefrom, such that the related party transaction provisions of OSC Rule 61-501, will not apply to the business combination. OSC Rule 61-501, provides that, unless exempted, a corporation proposing to carry out a business combination is required to obtain a valuation of the Shares and to provide to Shareholders a summary of such valuation. The Offeror intends to rely on an exemption under OSC Rule 61-501 exempting the Offeror from the requirements to prepare a valuation in connection with any Subsequent Acquisition Transaction.

OSC Rule 61-501 also requires that, in addition to any other required security holder approval, in order to complete a business combination, the approval of a simple majority of the votes cast by “minority” shareholders must be obtained unless an exemption is available or discretionary relief is granted by securities regulatory authorities.

In general and subject to certain exceptions, “minority” holders in relation to any Subsequent Acquisition Transaction will be all Shareholders other than: (i) the Offeror (other than in respect of Shares acquired pursuant to the Offer, as described below); (ii) any person or company (including Logibec) that is an “interested party” (as defined in OSC Rule 61-501); (iii) a “related party” (as defined in OSC Rule 61-501) of an interested party; or (iv) any joint actor with a person or company referred to in subsection (ii) and (iii) above.

However, Rule 61-501 also provides that the Offeror may treat Shares acquired pursuant to the Offer as “minority” shares and vote them, or consider them voted, in favour of a Subsequent Acquisition Transaction that is a business combination if, among other things, the consideration per security in the Subsequent Acquisition Transaction is at least equal in value and is in the same form as the consideration paid under to the Offer. The Offeror currently intends that the consideration offered under any Subsequent Acquisition Transaction proposed by it would be the same cash price as the price offered under the Offer and the Offeror intends to cause Shares acquired pursuant to the Offer to be voted in favour of such transaction and counted as part of any minority approval required in connection with a Subsequent Acquisition Transaction. At the date hereof, the only Shares known to the Offeror that would be required to be excluded in determining whether minority approval had been obtained are the 1,137,200 Shares currently held by the Offeror and its affiliates.

Prior to the publication of OSC Rule 61-501, Canadian courts had, in a few instances, granted preliminary injunctions to prohibit transactions which constituted “going private transactions”. The Offeror believes that more recent legislative enactments and notices and judicial decisions indicate a willingness to permit “going private transactions” to proceed, subject to compliance with requirements, such as those contained in OSC Rule 61-501, intended to ensure procedural and substantive fairness to minority Shareholders.

Shareholders should consult their legal advisors for a determination of their legal rights with respect to a Subsequent Acquisition Transaction.

See Section 16 of the Circular, “Canadian Federal Income Tax Considerations” and Section 17 of the Circular, “United States Federal Income Tax Considerations” for a discussion of the tax consequences to Shareholders in the event of a Subsequent Acquisition Transaction.

Other Alternatives

If the Offeror proposes a Subsequent Acquisition Transaction but cannot promptly obtain any required approval or exemption, or otherwise does not complete a Subsequent Acquisition Transaction, the Offeror will evaluate its other alternatives. Such alternatives could include, to the extent permitted by applicable law, purchasing additional Shares in the open market, in privately negotiated transactions, in other take-over bids or exchange offers or otherwise, or taking no further action to acquire additional Shares. Any additional purchase of Shares could be at prices greater than, equal to or less than the value of the consideration to be paid for the Shares under the Offer and could be for cash and/or securities or other consideration. Alternatively, the Offeror may sell or otherwise dispose of any or all Shares acquired pursuant to the Offer or otherwise. Such transactions may be effected on terms and at prices then determined by the Offeror, which may vary from the value of the consideration paid for Shares under the Offer.

13. Agreements, Arrangements or Understandings

There are no contracts, agreements or arrangements made or proposed to be made between Logibec or the Offeror and any of the directors or officers of MDI and no payments or other benefits are proposed to be made or given by Logibec or the Offeror by way of compensation for loss of office or to such directors or officers remaining in or retiring from office following the completion of the Offer. There are no contracts, agreements, arrangements or understandings, formal or informal, between Logibec or the Offeror and any security holder of MDI with respect to the Offer or between Logibec or the Offeror and any person or company with respect to any securities of MDI in relation to the Offer.

14. Depositary

The Offeror has entered into an agreement (the “Depositary Agreement”) with the Depositary and pursuant to the terms thereof has engaged the Depositary for the receipt of certificates in respect of Shares and related Letters of Transmittal and Notices of Guaranteed Delivery deposited under the Offer and for the payment for Shares purchased by the Offeror pursuant to the Offer. The Depositary will receive reasonable and customary compensation from the Offeror for its services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under securities laws and expenses in connection therewith.

15. Dealer Manager and Soliciting Dealer Group

The Offeror has engaged the services of Acumen Capital Finance Partners Limited (the “Dealer Manager”) to act as dealer manager in Canada and to solicit acceptances of the Offer in Canada. The Dealer Manager has undertaken to form a soliciting dealer group comprising members of the Investment Dealers Association of Canada and members of the stock exchanges in Canada to solicit such acceptances in Canada. Each member of the soliciting dealer group, including the Dealer Manager, is referred to herein as a “Soliciting Dealer”.

The Offeror has agreed to pay to each Soliciting Dealer whose name appears in the appropriate space in the Letter of Transmittal accompanying a deposit of Shares a fee of US$0.02 for each such Share deposited and taken up by the Offeror under the Offer. The aggregate amount payable to a Soliciting Dealer with respect to any single depositing Shareholder will be not less than US$75, in the event that 2,500 or more Shares are deposited by a particular Shareholder, nor more than US$1,500. Where Shares deposited and registered in a single name are beneficially owned by more than one person, the minimum and maximum amounts will be applied separately in respect of each such beneficial owner. The Offeror may require the Soliciting Dealer to furnish evidence of such beneficial ownership satisfactory to the Offeror before payment of such fee.

The Dealer Manager will be entitled to be paid a fee for acting as Dealer Manager and will also be reimbursed by the Offeror for its reasonable out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under securities laws, in connection with the Offer.

No fee or commission will be payable by any Shareholder who transmits his, her or its Shares directly to the Depositary or who makes use of the facilities of a Soliciting Dealer to accept the Offer.

16. Canadian Federal Income Tax Considerations

In the opinion of Heenan Blaikie LLP, Canadian counsel to Logibec, the following summary fairly presents the principal Canadian federal income tax consequences generally applicable to Shareholders who dispose of Shares to the Offeror pursuant to the Offer, who hold their Shares as capital property and who deal at arm’s length with, and are not affiliated with, Logibec, the Offeror or MDI. This summary does not, however, apply to a Shareholder who acquired Shares on the exercise of Options, and such Shareholders should consult their own tax advisors. The determination of whether the Shares are capital property to a Shareholder will depend upon the Shareholder’s own particular circumstances. Shares will generally be considered capital property to a Shareholder unless the Shareholder holds such Shares in the course of carrying on a business or has acquired such Shares in a transaction or transactions considered to be an adventure in the nature of trade.

This summary is based on the current provisions of the Income Tax Act (Canada) (the “Tax Act”) and the regulations thereunder and on counsel’s understanding of the current administrative and assessing practices of the CRA. This summary also takes into account all specific proposals to amend the Tax Act and the regulations issued thereunder publicly announced by the Minister of Finance (Canada) prior to the date hereof, although there is no certainty that such proposals will be enacted as proposed, if at all. This summary does not otherwise take into account or anticipate any changes in law, whether by legislative, governmental or judicial decision or action or any changes in the administrative practices of the CRA, nor does it take into account tax legislation of any province, territory or foreign jurisdiction. The provisions of provincial income tax legislation vary from province to province in Canada and in some cases differ from federal income tax legislation.

The Tax Act contains certain provisions relating to securities held by certain financial institutions (the “mark-to-market rules”). This summary does not take into account these mark-to-market rules and Shareholders that are “financial institutions” for purposes of those rules should consult their own tax advisors.

This summary is of a general nature only and is not exhaustive of all Canadian federal income tax considerations. This summary is not intended to be, nor should it be construed to be, legal or tax advice to any particular Shareholder. Accordingly, Shareholders should consult their own tax advisors for advice with respect to their particular circumstances.

Residents of Canada

The following portion of the summary is generally applicable to Shareholders who, at all relevant times, are, or are deemed to be, resident in Canada for purposes of the Tax Act and any applicable income tax treaty.

Taxation of Capital Gains and Capital Losses

A Shareholder who disposes of Shares pursuant to the Offer will realize a capital gain (or capital loss) equal to the amount by which the cash received for the Shares, net of any reasonable costs of disposition, exceeds (or is less than) the adjusted cost base to the Shareholder of such Shares immediately prior to the disposition thereof.

A Shareholder will be required to include in income one-half of the amount of any such resulting capital gain (a “taxable capital gain”) and will generally be entitled to deduct one-half of the amount of any such resulting capital loss (an “allowable capital loss”) against taxable capital gains realized in the year of disposition. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding years or carried forward and deducted in any following year against taxable capital gains realized in such years to the extent and under the circumstances described in the Tax Act, including certain transitional provisions relating to changes in the capital gains inclusion rate under the Tax Act. Any such capital loss otherwise arising on the disposition of a Share may, in certain circumstances, be reduced by the amount of dividends previously received or deemed to have been received on such Shares, to the extent and under the circumstances described in the Tax Act.

A “Canadian-controlled private corporation” as defined in the Tax Act may be liable to pay, in addition to tax otherwise payable under the Tax Act, a refundable tax of 6 2/3% on certain investment income, including taxable capital gains.

Capital gains realized by individuals and certain trusts may give rise to alternative minimum tax. Shareholders should consult their own tax advisors with respect to the alternative minimum tax provisions.

Subsequent Acquisition Transaction

If the Offeror does not acquire all of the outstanding Shares pursuant to the Offer, the Offeror may propose other means of acquiring the remaining outstanding Shares as described in Section 12 of this Circular, “Acquisition of Shares Not Deposited”. The tax treatment of a Subsequent Acquisition Transaction to a Shareholder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out. Shareholders should consult their own tax advisors for advice with respect to the income tax consequences to them of having their Shares acquired pursuant to a Subsequent Acquisition Transaction.

A Subsequent Acquisition Transaction could be implemented by means of a merger or similar combination of MDI with the Offeror or one of its affiliates pursuant to which Shareholders who have not tendered their Shares under the Offer would have their Shares exchanged on the merger for redeemable preference shares of the surviving corporation (“Redeemable Shares”) which would then be immediately redeemed for cash. Such a Shareholder would not realize a capital gain or capital loss as a result of such exchange, and the cost of the Redeemable Shares received would be equal to the aggregate adjusted cost base of the Shares to the Shareholder immediately before the merger. Upon the redemption of the Redeemable Shares, the holder thereof would be deemed to have received a dividend (subject to the potential application of subsection 55(2) of the Tax Act to holders of such shares that are corporations) equal to the amount by which the redemption price of the Redeemable Shares exceeds their paid-up capital for the purposes of the Tax Act. Dividends deemed to be received by a Shareholder as a result of the redemption of the Redeemable Shares will generally be included in computing the Shareholder’s income. The difference between the redemption price and the amount of the deemed dividend would be treated as proceeds of disposition of such shares for the purposes of computing any capital gain or capital loss arising on the disposition of such shares. A capital loss arising upon the redemption of a Redeemable Share may be reduced by dividends previously received or deemed to have been received thereon or on Shares for which they were exchanged to the extent and under the circumstances described in the Tax Act.

Under the current administrative practice of the CRA, Shareholders who exercise their statutory right of appraisal in respect of a merger or similar combination should be considered to have disposed of their Shares for proceeds of disposition equal to the amount paid by the surviving corporation to the dissenting Shareholder therefor, other than interest awarded by the court. However, because of uncertainties under the relevant legislation as to whether such amounts paid to a Shareholder exercising rights of appraisal will be treated entirely as proceeds of disposition, or in part as the payment of a deemed dividend, dissenting Shareholders should consult their own tax advisors.

Non-Residents of Canada

The following portion of the summary is generally applicable to a Shareholder who, at all relevant times, is not resident, nor deemed to be resident, in Canada for purposes of the Tax Act and any applicable income tax treaty, and who does not use or hold, and is not deemed to use or hold, the Shares in carrying on a business in Canada (a “Non-Resident Shareholder”). The Tax Act contains provisions relevant to a non-resident insurer that carries on business in Canada which this summary does not take into account.

A Non-Resident Shareholder who holds Shares that do not constitute taxable Canadian property will not be subject to tax under the Tax Act on the disposition of such Shares under the Offer. Generally, Shares will not constitute taxable Canadian property to a Non-Resident Shareholder at a particular time provided that such Shares are listed on a prescribed stock exchange (which currently includes the TSX-V) unless: (a) at any time during the 5-year period immediately preceding the disposition of the Shares, such Non-Resident Shareholder, persons not dealing at arm’s length with the Non-Resident Shareholder, or any combination thereof, owned or had an interest in or an option in respect of, 25% or more of the issued shares of any class or series of MDI; or (b) the Non-Resident Shareholder’s Shares were acquired in certain types of tax-deferred rollovers in consideration for property that was itself taxable Canadian Property. Based on the assets owned by MDI, the Shares may also not consitute taxable Canadian Property.

Even if the Shares are taxable Canadian property to a Non-Resident Shareholder and the disposition would give rise to a capital gain, an exemption from tax may be available under the terms of an applicable income tax treaty between Canada and the country of residence of the Non-Resident Shareholder. Under the provisions of the Canada-United States Income Tax Convention, the gain, if any, arising on the disposition of Shares which are taxable Canadian property to a Non-Resident Shareholder will not be subject to tax in Canada unless the Shares derive their value principally from real property situated in Canada. Non-Resident Shareholders whose Shares constitute taxable Canadian property should consult their own tax advisors.

Subsequent Acquisition Transaction

If the Offeror does not acquire all of the outstanding Shares pursuant to the Offer, it may propose another means to acquire the remaining Shares. The tax treatment of such a transaction to a Non-Resident Shareholder will depend on the exact manner in which the transaction is carried out and may be substantially the same as or materially different than as described above. A Non-Resident Shareholder may realize a capital gain or a capital loss and/or a deemed dividend. Non-Resident Shareholders should consult their own tax advisors for advice with respect to the potential income tax consequences to them of having their Shares acquired pursuant to such a transaction.

17. United States Federal Income Tax Considerations

The discussion under this heading is limited to (a) individuals who are citizens or residents of the United States; (b) corporations, partnerships, or other entities created or organized in the United States or under the laws of the United States or any state (including, for this purpose, the District of Columbia); (c) an estate the income of which is subject to U.S. federal income tax regardless of its source; (d) a trust if a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust; and (e) persons otherwise subject to U.S. federal income taxation on a net income basis in respect to the Shares. Beneficial holders of Shares who are described in the preceding sentence are referred to below as “United States Shareholders”.

This discussion does not address all of the issues which might be of concern to United States citizens resident in Canada and Canadian citizens resident in the United States, nor does it discuss United States tax issues which might be of concern to persons who are neither citizens nor residents of the United States who have United States businesses or spend more than 183 days in the United States in the tax year for in which the transaction occurs; such persons should consult their tax advisor .

The following is a general summary of certain United States federal income tax consequences of the Offer relevant to a United States Shareholder whose Shares are tendered and accepted for payment pursuant to the Offer.

This discussion is for general information only and does not purport to consider all aspects of United States federal income taxation that may be relevant to United States Shareholders. The discussion is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect as of the date hereof and all of which are subject to change (possibly with retroactive effect). This discussion applies only to United States Shareholders that hold Shares as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment) and does not apply to Shares acquired pursuant to the exercise of employee stock options or otherwise as compensation, Shares held as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment, or to certain types of shareholders (including, without limitation, financial institutions, insurance companies, tax-exempt organizations and dealers in securities) that may be subject to special rules. This discussion does not address the United States federal income tax consequences to a beneficial holder of Shares that, for United States federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign partnership or a foreign estate or trust and does not consider the effect of any state, local, foreign or other tax laws.

Each United States Shareholder should consult his, her or its tax advisor as to the particular tax consequences to his, her or it of the sale Shares, including the applicability and effect of the alternative minimum tax and federal, state, local and foreign tax laws and of possible changes in such tax laws.

The receipt of cash for Shares pursuant to the Offer will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under applicable state, local and foreign income and other tax laws. For United States federal income tax purposes, a United States Shareholder who sells Shares pursuant to the Offer will generally recognize capital gain or loss equal to the difference (if any) between the amount of cash received and the shareholder’s adjusted tax basis in Shares sold pursuant to the Offer. Gain or loss must be determined separately for each block of Shares sold pursuant to the Offer (for example, Shares acquired at the same cost in a single transaction). Such capital gain or loss generally will be long-term capital gain or loss if the United Stated Holder has held such Shares for more than one year at the time of the completion of the Offer. There are limitations on the deductibility of capital losses.

Payments in connection with the Offer may be subject to “backup withholding” at a rate of 28% unless a United States Shareholder (a) provides a correct tax identification number (“TIN”) (which, for an individual, is the shareholder’s social security number) and any other required information, or (b) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, and otherwise complies with applicable requirements of the backup withholding rules. A United States Shareholder that does not provide a correct TIN may be subject to penalties imposed by the IRS. United States Shareholders may prevent backup withholding by completing and signing the Substitute Form W-9 included as part of the Letter of Transmittal (or, if applicable, the appropriate Form W-8). Any amount paid as backup withholding does not constitute an additional tax and will be creditable against the United States Shareholder’s United States federal income tax liability, provided that the required information is given to the IRS. If backup withholding results in an overpayment of taxes, a refund may be obtained from the IRS. Each United States Shareholder should consult his, her or its tax advisor as to such shareholder’s qualification for exemption from backup withholding and the procedure for obtaining such exemption.

The foregoing addresses tax considerations for United States Shareholders whose Shares are tendered and accepted for payment pursuant to the Offer. Similar principles and consequences will apply to United States Shareholders whose Shares are acquired in a Subsequent Acquisition Transaction for cash (or other consideration which is such that it will be treated as other than stock of the acquirer such as Redeemable Shares).

This summary does not cover all U.S. federal income tax considerations. This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder of Shares, and no representations with respect to the tax consequences to any particular holder of Shares are made. Accordingly, United States Shareholders should consult their own tax advisors with respect to their particular circumstances, including the application and effect of the income and other tax laws of any country, state, or local tax authority.

18. Statutory Rights

Securities legislation in certain of the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or a notice that is required to be delivered to the Shareholders. However, such rights must be exercised within prescribed time limit. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

19. Consents

TO: The Directors of Logibec Groupe Informatique Ltd. and LGI Acquisition, Inc.

We hereby consent to the reference to our opinion contained under “Canadian Federal Income Tax Considerations” in the Circular accompanying the Offer dated April 29, 2005 made by LGI Acquisition, Inc. to the holders of common shares of MDI Technologies, Inc.

Toronto, Canada	(signed) Heenan Blaikie LLP
April 29, 2005

TO: The Directors of Logibec Groupe Informatique Ltd. and LGI Acquisition, Inc.

We hereby consent to the reference to our opinion contained under “United States Federal Income Tax Considerations” in the Circular accompanying the Offer dated April 29, 2005 made by LGI Acquisition, Inc. to the holders of common shares of MDI Technologies, Inc.

Boston, Massachusetts	(signed) Burns & Levinson LLP
April 29, 2005

APPROVAL AND CERTIFICATE

OF LOGIBEC GROUPE INFORMATIQUE LTD.

The contents of the offer (the “Offer”) and the circular related thereto have been approved, and the sending, communication or delivery thereof to the shareholders of MDI Technologies, Inc. (“MDI”) has been authorized by, the board of directors of Logibec Groupe Informatique Ltd. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the common shares of MDI which are the subject of the Offer.

DATED: April 29, 2005.

(signed) Claude Roy	(signed) Marc P. Brunet
President and Chief Executive Officer	Chief Financial Officer

On behalf of the board of directors

(signed) Andre Paiement	(signed) Marc Malouin
Chairman, Director	Director

APPROVAL AND CERTIFICATE

OF LGI ACQUISITION, INC.

The contents of the offer (the “Offer”) and the circular related thereto have been approved, and the sending, communication or delivery thereof to the shareholders of MDI Technologies, Inc. (“MDI”) has been authorized by, the board of directors of LGI Acquisition, Inc. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the common shares of MDI which are the subject of the Offer.

DATED: April 29, 2005.

(signed) Claude Roy	(signed) Marc P. Brunet
President and Chief Executive Officer	Chief Financial Officer

On behalf of the board of directors

(signed) Claude Roy

Director

The Depositary for the Offer is:

CIBC Mellon Trust Company

By Mail: CIBC Mellon Trust Company P.O. Box 1036 Adelaide Street Postal Station Toronto, Ontario M5C 2K4	By Hand or by Courier: CIBC Mellon Trust Company 199 Bay Street Commerce Court West, Securities Level Toronto, Ontario M5L 1G9

Inquires can be directed to:

Toll Free: 1-800-387-0825        Telephone: 416-643-5500

Email: inquiries@CIBCMellon.com

The Dealer Manager for the Offer in Canada is:

Acumen Capital Finance Partners Limited

Suite 200, 513 – 8 Avenue SW

Calgary, Alberta

T2P 1G3

Telephone: 403-571-0532

Any questions and requests for assistance may be directed by holders of Shares to the Dealer Manager (in Canada) or the Depositary at their respective telephone numbers and locations set out above.

SCHEDULE A

Trading in Shares

Date	Number of Shares Purchased	Price per Share
March 8, 2005	5,000	1.63²
March 10, 2005	2,000	1.53²
March 11, 2005	10,200	1.54²
March 11, 2005	4,000	1.55²
March 14, 2005	5,000	1.55²
March 14, 2005	12,500	1.57²
March 15, 2005	13,500	1.57²
March 15, 2005	9,500	1.58²
March 16, 2005	2,000	1.58²
March 16, 2005	11,500	1.59²
March 17, 2005	7,000	1.57²
March 17, 2005	6,800	1.58²
March 17, 2005	4,400	1.59²
March 18, 2005	10,000	1.59²
March 21, 2005	1,500	1.57²
March 21, 2005	16,000	1.59²
March 23, 2005	6,500	1.58²
March 23, 2005	25,500	1.59²
March 24, 2005	1,500	1.57²
March 24, 2005	15,000	1.58²
March 28, 2005	10,000	1.55²
March 29, 2005	2,500	1.55²
March 29, 2005	21,500	1.58²
March 29, 2005	69,500	1.59²
March 30, 2005	7,000	1.58²
March 30, 2005	81,100	1.59²
March 30, 2005	5,000	1.59¹
April 4, 2005	5,000	1.70¹
April 4, 2005	29,300	1.75²
April 4, 2005	10,000	1.75¹
April 4, 2005	15,000	1.80²
April 4, 2005	80,800	1.85¹
April 4, 2005	27,500	1.90²
April 5, 2005	6,000	1.85²
April 5, 2005	10,000	1.86¹
April 5, 2005	5,000	1.87²
April 5, 2005	3,000	1.88²
April 5, 2005	30,000	1.89²
April 5, 2005	500	1.89¹
April 5, 2005	30,000	1.90²
April 5, 2005	13,500	1.90¹
April 6, 2005	1,500	1.86²
April 6, 2005	5,000	1.88²
April 6, 2005	15,200	1.88¹
April 6, 2005	3,500	1.89²
April 6, 2005	40,000	1.90²
April 6, 2005	12,500	1.90¹
April 7, 2005	3,700	1.89²

Date	Number of Shares Purchased	Price per Share
April 7, 2005	15,000	1.90²
April 7, 2005	52,600	1.90¹
April 7, 2005	6,500	1.95²
April 7, 2005	1,000	1.97²
April 7, 2005	5,500	1.98²
April 7, 2005	6,000	2.00²
April 8, 2005	4,500	1.95²
April 8, 2005	15,000	1.96²
April 8, 2005	5,500	2.00²
April 11, 2005	22,000	1.91²
April 11, 2005	25,000	1.92²
April 11, 2005	10,000	1.92¹
April 11, 2005	30,000	1.93²
April 11, 2005	20,000	1.95¹
April 12, 2005	40,000	1.90²
April 12, 2005	5,600	1.90¹
April 12, 2005	30,000	1.92²
April 12, 2005	30,000	1.93²
April 12, 2005	20,000	1.96¹
April 13, 2005	1,500	1.90²
April 13, 2005	12,500	1.90¹
April 13, 2005	2,500	1.93²
April 13, 2005	50,000	1.93¹
April 13, 2005	3,500	1.96²
April 13, 2005	10,000	1.96¹

TOTAL:	1,137,200

1.	Shares purchased by Logibec.
2.	Shares purchased by Groupe Visiontronique Ltd., a wholly-owned subsidiary of Logibec.

The Instructions accompanying this Letter of Acceptance and Transmittal should be read carefully before this Letter of Acceptance and Transmittal is completed. The Depositary or your broker or other financial advisor can assist you in completing this Letter of Acceptance and Transmittal (please see the back page of this document for addresses and telephone numbers). If your MDI Shares are registered in the name of a nominee, you should contact your broker, financial advisor or such nominee for assistance in depositing your MDI Shares.

LETTER OF ACCEPTANCE AND TRANSMITTAL

for deposit of common shares of

MDI TECHNOLOGIES, INC.

Pursuant to the Offer to Purchase dated April 29, 2005 made by

LGI ACQUISITION, INC.

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 4:00 P.M. (EASTERN TIME) ON

JUNE 3, 2005 UNLESS THE OFFER IS WITHDRAWN, EXTENDED OR VARIED.

This Letter of Acceptance and Transmittal (or a facsimile or copy thereof), properly completed and duly executed, together with all other required documents, must accompany certificates for common shares (the “MDI Shares”) of MDI Technologies, Inc. (“MDI”) which are being deposited pursuant to the offer (the “Offer”) dated April 29, 2005 made by LGI Acquisition, Inc. (the “Offeror”) to holders of MDI Shares (the “Shareholders”) to purchase all of the MDI Shares.

The terms and conditions of the Offer are incorporated by reference in this Letter of Acceptance and Transmittal. Capitalized terms used but not defined in this Letter of Acceptance and Transmittal which are defined in the Offer and the circular related thereto (the “Offering Circular”) dated April 29, 2005 have the meanings set out in such Offer and Offering Circular.

Holders of MDI Shares who wish to deposit such shares but whose certificates for such MDI Shares are not immediately available, or who cannot deliver all other required documents to the Depositary no later than the Expiry Time, must deposit their MDI Shares according to the guaranteed delivery procedure set forth in Section 3 of the Offer, “Manner of Acceptance - Procedure for Guaranteed Delivery”. See Instruction 2 herein, “Procedures for Guaranteed Delivery”.

Delivery of this Letter of Acceptance and Transmittal to an address other than as set forth below will not constitute a valid delivery to the Depositary. See Instruction 10 herein, “Depositary Delivery Address.” You must sign this Letter of Acceptance and Transmittal in the appropriate space provided and, if you are a U.S. Shareholder, you are required to complete the Substitute Form W-9 set forth below.

TO:	LGI Acquisition, Inc. (the “Offeror”)
AND TO:	CIBC Mellon Trust Company (the “Depositary”)

Dear Sirs/Mesdames:

The undersigned delivers to you the enclosed certificate(s) for MDI Shares and, subject only to the provisions of the Offer regarding withdrawal, irrevocably accepts the Offer for MDI Shares upon the terms and conditions contained in the Offer. The following are the details of the enclosed certificate(s):

Certificate Number(s)	Name in which Registered	Number of MDI Shares Represented by Certificate	Number of MDI Shares Deposited

TOTAL

(If space is insufficient, please attach a signed list to this Letter of Acceptance and Transmittal in the above form.)

The undersigned understands that, unless otherwise indicated, it will be assumed that all MDI Shares evidenced by any certificate(s) submitted to the Depositary are being deposited. See Instruction 6 herein, “Partial Tenders”.

The undersigned acknowledges receipt of the Offer and Offering Circular dated April 29, 2005 and represents and warrants that (a) the undersigned has full power and authority to deposit, sell, assign and transfer the MDI Shares represented by the enclosed or accompanying certificate(s) (the “Purchased Shares”) (and to deposit, sell, assign and transfer any Other Securities (as defined below)); (b) the undersigned has good title to and is the beneficial owner of the MDI Shares represented by the enclosed or accompanying certificate(s) (and has good title to and is the beneficial owner of any Other Securities); (c) the deposit of such MDI Shares (and any Other Securities) complies with applicable securities laws; and (d) when such MDI Shares are taken up and paid for by the Offeror, the Offeror will acquire good title thereto (and to any Other Securities) free and clear of all liens, hypothecs, restrictions, charges, encumbrances, claims and rights of others.

IN CONSIDERATION OF THE OFFER AND FOR VALUE RECEIVED the undersigned hereby irrevocably accepts the Offer, on and subject to the terms and conditions of the Offer, and assigns to the Offeror all of the right, title and interest of the undersigned (a) in and to the Purchased Shares and (b) in and to any and all securities, rights, warrants or other interests issued, transferred, made or distributed on or in respect of the Purchased Shares on or after the date of the Offer (collectively, “Other Securities”), effective from and after the date that the Offeror takes up and pays for the Purchased Shares. If, on or after the date of the Offer, MDI should declare, make or pay any dividend, distribution, payment, securities, rights, warrants, assets or other interests (a “Distribution”) which may be declared, paid, accrued, issued, distributed, made or transferred in respect of the MDI Shares or Other Securities to the undersigned for a record date which is prior to the date of transfer of such MDI Shares into the name of the Offeror or its nominees or transferees on the share register maintained by or on behalf of MDI, then without prejudice to the Offeror’s rights under Section 4 of the Offer, “Conditions of the Offer”: (a) in the case of any cash Distribution in an amount or of a value that does not exceed the cash purchase price per MDI Share, the consideration payable per MDI Share pursuant to the Offer will be reduced by the amount or value of any such Distribution; and (b) in the case of any cash Distribution in an amount or of a value that exceeds the cash purchase price per MDI Share, or in the case of any other Distribution, the whole of any such Distribution will be received and held by the undersigned for the account of and for the benefit of the Offeror and will be promptly remitted and transferred by the undersigned to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to all rights and privileges as owner of any such Distribution and may withhold the entire purchase price payable by the Offeror pursuant to the Offer or deduct from the purchase price payable by the Offeror pursuant to the Offer the amount or value thereof, as determined by the Offeror in its sole discretion.

Shareholders whose MDI Share certificates are not immediately available or who cannot cause their MDI Share certificates and all other required documents to be delivered to an office of the Depositary specified below at or before the Expiry Time must deliver their MDI Shares to an office of the Depositary specified below according to the procedures for guaranteed delivery set forth in Section 3 of the Offer, “Manner of Acceptance – Procedure for Guaranteed Delivery”, using the accompanying Notice of Guaranteed Delivery (printed on blue paper) or a facsimile thereof.

All questions as to validity, form, eligibility (including timely receipt) and acceptance of any Purchased Shares or Other Securities deposited pursuant to the Offer, including the propriety and effect of the execution of this Letter of Acceptance and Transmittal and any notice of withdrawal, will be determined by the Offeror in its sole discretion and the undersigned agrees that such determination shall be final and binding. The Offeror reserves the absolute right to reject any and all deposits which it determines not to be in proper form or which, in the opinion of its counsel, it may be unlawful to accept under the laws of any jurisdiction. There shall be no obligation on the Offeror, the Depositary or any other person to give notice of any defects or irregularities in any deposit or notice of withdrawal and no liability shall be incurred by any of them for failure to give any such notification. The Offeror reserves the absolute right to waive any defect or irregularity in the deposit or notice of withdrawal of any MDI Shares.

The undersigned irrevocably constitutes and appoints the Offeror and any director or officer of the Offeror, and each of them, and any other person designated by the Offeror in writing, as the true and lawful agents, attorneys and attorneys-in-fact and proxies of the undersigned with respect to the Purchased Shares and any Other Securities, effective from and after the date that the Offeror agrees to take up and pay for the Purchased Shares and Other Securities (the “Take-up Date”), with full power of substitution, in the name of and on behalf of the undersigned (such power of attorney deemed to be an irrevocable power coupled with an interest): (a) to register or record, transfer and enter the transfer of such Purchased Shares and any Other Securities on the appropriate register of holders of MDI Shares and Other Securities; (b) to exercise any and all of the rights of the holder of the Purchased Shares and Other Securities, including, without limitation, to vote, execute and deliver any and all instruments of proxy, authorizations or consents in respect of all or any of the Purchased Shares and Other Securities, revoke any such instrument, authorization or consent given prior to or after the Take-up Date, designate in any such instruments of proxy, any person or persons as the proxy or the proxy nominee or nominees of the undersigned in respect of such Purchased Shares and such Other Securities for all purposes including, without limiting the generality of the foregoing, in connection with any meeting (whether annual, special or otherwise) of holders of securities of MDI (or adjournment thereof); and (c) to execute, endorse and negotiate for and in the name of and on behalf of the undersigned any and all cheques or other instruments respecting any Distribution payable to or to the order of the undersigned.

The undersigned revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Purchased Shares or Other Securities. No subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, will be granted with respect to the Purchased Shares or Other Securities by or on behalf of the undersigned, unless (a) the undersigned has invoked its withdrawal rights or (b) the Purchased Shares are not taken up and paid for under the Offer.

The undersigned agrees, effective from the Take-up Date, not to vote any of the Purchased Shares or Other Securities at any meeting (whether annual, special or otherwise) of holders of securities of MDI (or any adjournment thereof) and not to exercise any or all of the other rights or privileges attached to the Purchased Shares or Other Securities or otherwise act with respect thereto. The undersigned agrees further to execute and deliver to the Offeror, provided any such execution and delivery is not contrary to any applicable law, at any time and from time to time, as and when requested by the Offeror, any and all instruments of proxy, authorizations or consents, in form and on terms satisfactory to the Offeror, in respect of any such Purchased Shares or Other Securities. The undersigned agrees further to designate in any such instruments of proxy the person or persons specified by the Offeror as the proxy or the proxy nominee or nominees of the undersigned in respect of such Purchased Shares or Other Securities.

The undersigned covenants and agrees to execute, upon request, any additional documents necessary or desirable to complete the sale, assignment and transfer of the Purchased Shares and Other Securities effectively to the Offeror.

Each authority conferred or agreed to be conferred by the undersigned in this Letter of Acceptance and Transmittal may be exercised during any subsequent legal incapacity of the undersigned and shall survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned in this Letter of Acceptance and Transmittal shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in the Offer, the deposit of MDI Shares pursuant to this Letter of Acceptance and Transmittal is irrevocable.

The undersigned understands that deposits of MDI Shares pursuant to the instructions hereto will constitute a binding agreement between the undersigned and the Offeror upon the terms and subject to the conditions set forth in the Offer and Offering Circular.

The undersigned instructs the Offeror and the Depositary, upon the Offeror taking up the deposited MDI Shares, to mail a cheque, payable in United States funds representing the cash amount to which the undersigned is entitled under the Offer by first class mail, postage prepaid, or to hold such cheque for pick-up, in accordance with the instructions given below. Should any deposited MDI Shares not be purchased, the deposited certificate(s) and other relevant documents shall be returned in accordance with the instructions in the preceding sentence.

By reason of the use by the undersigned of an English language form of this Letter of Acceptance and Transmittal, the undersigned, the Offeror and the Depositary shall be deemed to have required that any contract evidenced by the Offer as accepted through this Letter of Acceptance and Transmittal, as well as all documents related thereto, be drawn up exclusively in the English language. En raison de l’utilisation de la présente lettre d’acceptation et d’envoi en anglais par le soussigné, le soussigné et le dépositaire sont réputés avoir requis que tout contrat attesté par l’offre et son acceptation au moyen de la présente lettre d’acceptation et d’envoi, de même que tous les documents qui s’y rapportent, soient rédigés exclusivement en anglais.

Signature guaranteed by (if required under instruction 4):

Dated:

Authorized Signature of Guarantor	Signature of Shareholder of Authorized Representative – See Instruction 5

Name of Guarantor (please print or type)	Name of Shareholder (please print or type)

Address (please print or type)	Name of Authorized Representative, if applicable (please print or type)

Telephone Number (please print or type)	Daytime Telephone Number of Shareholder or Authorized Representative (please print or type)

[the remainder of this page intentionally left blank]

BLOCK A
ISSUE CHEQUE IN THE NAME OF: (please print or type)

(Name)

(Street Address and Number)

(Country and Postal (Zip) Code)

(Telephone – Business Hours)

(Social Insurance or Social Security or Tax Identification Number)

BLOCK B
SEND CHEQUE (unless Block “C” is checked) TO: (please print or type)
☐ SAME ADDRESS AS BLOCK A; OR

(Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal (Zip) Code)
(Social Insurance or Social Security or Tax Identification Number)

BLOCK C
☐ HOLD CHEQUE FOR PICK-UP AT THE TORONTO OFFICE OF THE DEPOSITARY SPECIFIED BELOW:
CIBC Mellon Trust Company
199 Bay Street
Commerce Court West, Securities Level
Toronto, Ontario M5L 1G9

BLOCK D

☐ CHECK HERE IF MDI SHARES ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO AN OFFICE OF THE DEPOSITARY AND COMPLETE THE FOLLOWING

(please print or type)

Name of Registered Holder                                           Date of Guaranteed Delivery

Name of Institution Which Guaranteed Delivery

BLOCK E

U.S. SHAREHOLDER STATUS

INDICATE WHETHER YOU ARE A U.S. SHAREHOLDER OR ARE ACTING ON BEHALF OF A U.S. SHAREHOLDER:

☐	The owner signing above represents that it is not a U.S. Shareholder and is not acting on behalf of a U.S. Shareholder.

☐	The owner signing above represents that it is a U.S. Shareholder or is acting on behalf of a U.S. Shareholder.

A U.S. Shareholder is any Shareholder that is either (A) within the United States or any territory or possession thereof or (B) “U.S. Person” as defined in Regulation S under the United States Securities Act of 1933.

SUBSTITUTE FORM W-9

To be completed by U.S. Shareholders only

(See Instruction 8)

Under penalties of perjury, I certify that:

1.	(a) the social security or other taxpayer identification number stated below is my correct taxpayer identification number, or

(b)	a social security or other taxpayer identification number has not been issued to me, and either (i) I have mailed or delivered an application to receive a social security or other taxpayer identification number to the appropriate internal revenue service centre or social security administration office or (ii) I intend to mail or deliver an application in the near future and I understand that if I do not provide a social security or other taxpayer identification number by the time of payment, 28% of all reportable cash payments made to me thereafter will be withheld until I provide a social security or other taxpayer identification number;

2.	I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the United States Internal Revenue Service (“IRS”) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and

3.	I am a U.S. person (including a U.S. resident alien).

Certification instructions: You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because of underreporting interest or dividends on your tax return.

(Signature of Shareholder)

(Date)

(Social Security Number/Taxpayer identification Number)

NOTE: FAILURE TO COMPLETE THIS BOX OR TO PROVIDE THE OFFEROR WITH A SOCIAL SECURITY OR OTHER TAXPAYER IDENTIFICATION NUMBER MAY RESULT IN A US $50 PENALTY IMPOSED BY THE INTERNAL REVENUE SERVICE AND BACKUP WITHHOLDING OF 28% OF ANY PAYMENT MADE TO YOU PURSUANT TO THE OFFER.

BLOCK F

DEALER OR BROKER SOLICITING ACCEPTANCE OF THE OFFER

(See Instruction 8)

The owner signing above represents that the member of the Soliciting Dealer Group who solicited and obtained this deposit is: (please print or type)

(Firm)	(Registered Representative)	(Telephone Number)

(Address)	(Fax)

☐	CHECK HERE IF LIST OF BENEFICIAL HOLDERS IS ATTACHED

☐	CHECK HERE IF DISKETTE TO FOLLOW

INSTRUCTIONS

1. Use of Letter of Acceptance and Transmittal

(a)	This Letter of Acceptance and Transmittal (or an originally signed facsimile copy hereof), properly completed and duly executed as required by the instructions set forth below in Instruction 10, “Depositary Delivery Address”, together with accompanying certificates representing the deposited MDI Shares and any other documents required by this Letter of Acceptance and Transmittal, must be received by the Depositary at its offices specified below before 4:00 p.m. (Eastern time) on June 3, 2005, the Expiry Time, unless the Offer is extended by the Offeror or unless the procedures for guaranteed delivery set out in paragraph 2 below are employed.

(b)	The method of delivery of this Letter of Acceptance and Transmittal, certificate(s) representing MDI Shares and all other required documents is at the option and risk of the depositing Shareholder and delivery will be deemed effective only when such documents are actually received. The Offeror recommends that all such documents be delivered by hand to the Toronto office of the Depositary and a receipt obtained or, if mailed, that registered mail, properly insured, be used with an acknowledgement of receipt requested. Shareholders whose MDI Shares are registered in the name of a nominee should contact such broker, investment dealer, bank, trust company or other nominee for assistance in depositing their MDI Shares.

2. Procedures for Guaranteed Delivery

If a Shareholder wishes to deposit MDI Shares under the Offer and (i) the certificate or certificates representing such MDI Shares are not immediately available; or (ii) the Shareholder cannot deliver the certificate or certificates representing such MDI Shares and all other required documents to the Toronto office of the Depositary specified below at or before the Expiry Time, such MDI Shares may nevertheless be deposited under the Offer, provided that all of the following conditions are met:

(a)	such a deposit is made by or through an Eligible Institution (as defined below);

(b)	a properly completed and duly executed Notice of Guaranteed Delivery (printed on blue paper) in the form accompanying this Letter of Acceptance and Transmittal or an originally signed facsimile thereof is received by the Toronto office of the Depositary as set forth in the Notice of Guaranteed Delivery, together with a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery, at or before the Expiry Time; and

(c)	the certificates representing the deposited MDI Shares, in proper form for transfer, together with a properly completed and duly executed Letter of Acceptance and Transmittal (printed on yellow paper), or an originally signed facsimile thereof covering such MDI Shares with any required signature guarantees and any other documents required by this Letter of Acceptance and Transmittal are received by the Toronto office of the Depositary before prior to 5:00 p.m. (Eastern time) on the third trading day on the TSX-V after the Expiry Time.

An “Eligible Institution” means a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the Medallion Signature Program (MSP). Members of these programs are usually members of recognized stock exchanges in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks or trust companies in the United States.

3. Signatures

This Letter of Acceptance and Transmittal must be filled in and signed by the holder of MDI Shares accepting the Offer described above or by such holder’s duly authorized representative (in accordance with Instruction 5).

(a)	If this Letter of Acceptance and Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Acceptance and Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such deposited certificate(s) are owned of record by two or more joint owners, all such owners must sign the Letter of Acceptance and Transmittal.

(b)	If this Letter of Acceptance and Transmittal is executed by a person other than the registered holder(s) of the accompanying certificate(s) or if certificate(s) representing MDI Shares for which the Offer has not been accepted are to be issued to a person other than the registered owner:

(i)	such deposited certificate(s) must be endorsed or accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and

(ii)	the signature(s) on such endorsement or share transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in paragraph 4 below.

4. Guarantee of Signatures

If this Letter of Acceptance and Transmittal is signed by a person other than the registered owner(s) of the deposited MDI Shares or if certificates representing MDI Shares for which the Offer has not been accepted are to be issued to a person other than the registered owner(s), or if the payment is to be made in a name other than the registered owner(s), or if deposited MDI Shares not purchased are to be returned to a person other than such registered owner(s), or sent to an address other than the address of the registered owner(s) as shown on the registers of MDI, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

5. Fiduciaries, Representatives and Authorizations

Where this Letter of Acceptance and Transmittal or any certificate or share transfer or power of attorney is executed by a person on behalf of an executor, administrator, trustee, guardian, corporation, partnership or association or is executed by any other person acting in a fiduciary or representative capacity, this Letter of Acceptance and Transmittal must be accompanied by satisfactory evidence of the authority to act. The Offeror or the Depositary, at their discretion, may require additional evidence of authority or additional documentation.

6. Partial Tenders

If less than the total number of MDI Shares evidenced by any certificate submitted is to be deposited, fill in the number of MDI Shares to be deposited in the appropriate space on this Letter of Acceptance and Transmittal. In such case, new certificate(s) for the number of MDI Shares not deposited will be sent to the registered holder unless otherwise provided as soon as practicable after the Expiry Time. The total number of MDI Shares evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated.

7. Substitute Form W-9

Each Shareholder that is a citizen or resident of the United States or a domestic corporation or that is otherwise subject to United States federal income tax on a net income basis in respect of the Shares (a “U.S. Shareholder”) is required to provide the Depositary with a correct Taxpayer Identification Number (“TIN”), which in the case of a Shareholder who is an individual is his or her social security number, on the Substitute Form W-9 provided herewith, and to certify under penalties of perjury, that such Shareholder is a U.S. person (including a resident alien), that the TIN provided is correct (or that such Shareholder is awaiting a TIN) and that (a) such Shareholder is exempt from backup withholding, or (b) such Shareholder has not been notified by the Internal Revenue Service (the “IRS”) that such Shareholder is subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified such Shareholder that such Shareholder is no longer subject to backup withholding. If a U.S. Shareholder has been notified by the IRS that such Shareholder is subject to backup withholding, such Shareholder must cross out item 2 of the Substitute Form W-9, unless such Shareholder has since been notified by the IRS that such Shareholder is no longer subject to backup withholding. Failure to provide the information on the Substitute Form W-9 may subject a U.S. Shareholder to backup withholding on the payment of the purchase price of all securities purchased from such Shareholder at a current rate of 28%. If a U.S. Shareholder has not been issued a TIN and has applied for one or intends to apply for one in the near future, such Shareholder should write “Applied For” in the space provided for the TIN in the Substitute Form W-9, and sign and date the Substitute Form W-9. If “Applied For” is written in the Substitute Form W-9 and the Depositary is not provided with a TIN within 60 days, the Depositary will withhold 28% on all payments of the purchase price to such Shareholder until a TIN is provided to the Depositary.

8. Miscellaneous

(a)	If the space on this Letter of Acceptance and Transmittal is insufficient to list all certificates for deposited MDI Shares, additional certificate numbers and number of deposited MDI Shares may be included on a separate signed list affixed to this Letter of Acceptance and Transmittal.

(b)	The method of delivery of this Letter of Acceptance and Transmittal, share certificates and all other required documents is at the option and risk of the depositing Shareholder and the delivery will be deemed made only when actually received by the Depositary. In all cases, sufficient time should be allowed to ensure timely delivery.

(c)	If deposited MDI Shares are registered in different forms (e.g., ‘John Doe’ and ‘J. Doe’) a separate Letter of Acceptance and Transmittal should be signed for each different registration.

(d)	No alternative, conditional or contingent deposits will be accepted. All depositing Shareholders by execution of this Letter of Acceptance and Transmittal (or facsimile hereof) waive any right to receive any notice of the acceptance of deposited MDI Shares for payment.

(e)	The Offer and all contracts resulting from the acceptance thereof shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

(f)	Additional copies of the Offer and Offering Circular, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from the Depositary at the address listed below.

(g)	Identify the dealer or broker, if any, who solicited acceptance of the Offer by completing Block F on this Letter of Acceptance and Transmittal. Please present a list of beneficial holders, if applicable.

9. Lost Certificates

If a share certificate has been lost or destroyed, this Letter of Acceptance and Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary. The Depositary will respond with the replacement requirements, which must be properly completed and submitted in good order to the Depositary on or prior to the Expiry Time.

10. Depositary Delivery Address

This Letter of Acceptance and Transmittal and the certificates representing the MDI Shares for which the Offer has been accepted should be sent to the Depositary in accordance with the following instructions:

By Mail:	By Hand or by Courier:

CIBC Mellon Trust Company	CIBC Mellon Trust Company
P.O. Box 1036	199 Bay Street
Adelaide Street Postal Station	Commerce Court West, Securities Level
Toronto, Ontario	Toronto, Ontario
M5C 2K4	M5L 1G9

Inquires can be directed to:

Toll Free: 1-800-387-0825        Telephone: 416-643-5500

Email: inquiries@CIBCMellon.com

Any questions and requests for assistance or additional copies of the Offer and Offering Circular, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery may be directed by Shareholders to the Depositary at the telephone number or e-mail address shown above. Shareholders may also contact the Dealer Manager at its telephone number or its office set out below, or their broker, investment dealer, bank, trust company or other nominee for assistance.

Dealer Manager for the Offer in Canada is:

Acumen Capital Finance Partners Limited

Suite 200, 513 – 8 Avenue SW

Calgary, Alberta

T2P 1G3

Tel: 403-571-0532

THIS IS NOT A LETTER OF ACCEPTANCE AND TRANSMITTAL

NOTICE OF GUARANTEED DELIVERY

for deposit of common shares of

MDI TECHNOLOGIES, INC.

Pursuant to the Offer to Purchase dated April 29, 2005 made by

LGI ACQUISITION, INC.

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 4:00 P.M. (EASTERN TIME)

ON JUNE 3, 2005 UNLESS THE OFFER IS WITHDRAWN, EXTENDED OR VARIED

This Notice of Guaranteed Delivery must be used to accept the offer to purchase dated April 29, 2005 (the “Offer”) made by LGI Acquisition, Inc. (the “Offeror”) to holders of common shares (the “MDI Shares”) of MDI Technologies, Inc. (“MDI”) to purchase all of the MDI Shares if the undersigned wishes to accept the Offer and (i) the certificate or certificates representing the MDI Shares are not immediately available; or (ii) the undersigned cannot deliver the certificate or certificates representing the MDI Shares and all other required documents to an office of the Depositary specified in the letter of transmittal related to the Offer at or before the Expiry Time (as defined in the Offer). The MDI Shares for which certificates are not available for timely delivery may be deposited under the Offer, provided that all of the following conditions are met:

(a)	the deposit is made by or through an Eligible Institution;

(b)	this Notice of Guaranteed Delivery, properly completed and duly executed, or an originally signed facsimile hereof, is received by the Toronto office of the Depositary specified below, together with a guarantee by an Eligible Institution in the form set out below, at or before the Expiry Time; and

(c)	the certificate(s) representing the deposited MDI Shares, in proper form for transfer, together with a properly completed and duly executed Letter of Acceptance and Transmittal (printed on yellow paper) or an originally signed facsimile thereof covering such MDI Shares with any required signature guarantees and any other documents required by the Letter of Acceptance and Transmittal are received by the Depositary at the Toronto office of the Depositary specified below prior to 5:00 p.m. (Eastern time) on the third trading day on the TSX-V after the Expiry Time.

This Notice of Guaranteed Delivery may be delivered by hand, courier or mail or may be transmitted by facsimile to the Depositary at an address or facsimile number, as applicable, specified below.

The terms and conditions of the Offer are incorporated by reference in this Notice of Guaranteed Delivery. Capitalized terms used but not defined in this Notice of Guaranteed Delivery which are defined in the Offer and Offering Circular dated April 29, 2005 shall have the respective meanings set out in the Offer and Offering Circular.

TO:	The Depositary, CIBC Mellon Trust Company

By Mail:	By Hand or by Courier:	By Facsimile:

CIBC Mellon Trust Company P.O. Box, 1036 Adelaide Street Postal Station Toronto, Ontario M5C 2K4	CIBC Mellon Trust Company 199 Bay Street Commerce Court West, Securities Level Toronto, Ontario M5L 1G9	416-643-3148

Delivery of this Notice of Guaranteed Delivery to an address other than the address specified above or transmission of this Notice of Guaranteed Delivery by facsimile to a number other than the number specified above does not constitute a valid delivery.

THIS NOTICE OF GUARANTEED DELIVERY IS NOT TO BE USED TO GUARANTEE SIGNATURES. IF A SIGNATURE ON THE LETTER OF ACCEPTANCE AND TRANSMITTAL IS REQUIRED TO BE GUARANTEED BY AN ELIGIBLE INSTITUTION UNDER THE INSTRUCTIONS THERETO, SUCH SIGNATURE GUARANTEE MUST APPEAR IN THE APPLICABLE SPACE PROVIDED IN THE SIGNATURE BOX IN THE LETTER OF ACCEPTANCE AND TRANSMITTAL.

NOTE: DO NOT SEND CERTIFICATES FOR MDI SHARES WITH THIS NOTICE OF GUARANTEED DELIVERY. CERTIFICATES FOR MDI SHARES SHOULD BE SENT WITH YOUR LETTER OF ACCEPTANCE AND TRANSMITTAL.

The undersigned hereby deposits with the Offeror, upon the terms and subject to the conditions set forth in the Offer and Offering Circular dated April 29, 2005 and in the related Letter of Acceptance and Transmittal, receipt of which is hereby acknowledged, the MDI Shares listed below, pursuant to the procedure for guaranteed delivery set forth in Section 3 of the Offer, “Manner of Acceptance – Procedure for Guaranteed Delivery”.

Certificate No. (if applicable)	Name and Address(es) of Shareholder(s) (please print)	Number of MDI Shares Deposited

TOTAL

(If space is insufficient, please attach a signed list to this Notice of Guaranteed Delivery in the above form.)

Telephone Number: ( )
Signature(s) of Shareholder(s)	(Business hours)

Date:
(Please Print Name(s))

GUARANTEE

(Not to be used for signature guarantee)

The undersigned, a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the Medallion Signature Program (MSP) (members of these programs are usually members of recognized stock exchanges in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks or trust companies in the United States), guarantees delivery to the Toronto office of the Depositary at the address specified above of the certificate(s) representing the MDI Shares deposited hereby, in proper form for transfer, together with a properly completed and duly executed Letter of Acceptance and Transmittal (printed on yellow paper) or an originally signed facsimile thereof covering such MDI Shares with any required signature guarantees and any other documents required by the Letter of Acceptance and Transmittal, prior to 5:00 p.m. (Eastern time) on the third trading day on the TSX-V after the Expiry Time.

Name of Firm:		Authorized Signature:

Address of Firm:		Name:

Title:

Telephone Number:	( )	Dated: